Filed Pursuant to Rule 424(b)(5)

Registration No. 333-238144

SUBJECT TO COMPLETION, DATED MAY 21, 2020

The information in this preliminary prospectus supplement is not complete and may be changed without notice. A registration statement relating to the securities to be sold by the issuer has been declared effective under the Securities Act of 1933, as amended, by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying base prospectus do not constitute an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated May 8, 2020)

$

        % Fixed-to-Floating Rate Subordinated Notes due 2030

We are offering $             aggregate principal amount of         % fixed-to-floating rate subordinated notes due 2030 (the “Notes”) pursuant to this prospectus supplement and the accompanying prospectus. The Notes will be offered in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on                 , 2030 (the “Maturity Date”). From and including the date of original issuance to, but excluding,                 , 2025 or the date of earlier redemption (the “fixed rate period”), the Notes will bear interest at an initial rate of         % per annum, payable semi-annually in arrears on                  and                  of each year, commencing on                 , 2020. The last interest payment date for the fixed rate period will be                 , 2025. From and including                 , 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR), each as defined and subject to the provisions described under “Description of the Notes — Interest” in this prospectus supplement, plus                  basis points, payable quarterly in arrears on                ,                 ,                  and                  of each year, commencing on                 , 2025. Notwithstanding the foregoing, in the event that the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

We may, at our option, beginning with the interest payment date of                 , 2025 and on any interest payment date thereafter, redeem the Notes, in whole or in part. The Notes will not otherwise be redeemable by us prior to maturity, unless certain events occur, as described under “Description of the Notes — Redemption” in this prospectus supplement. The redemption price for any redemption is 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. Any early redemption of the Notes will be subject to the receipt of the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to the extent then required under applicable laws or regulations, including capital regulations.

The Notes will be unsecured subordinated obligations, will rank pari passu, or equally, with all of our future unsecured subordinated debt and will be junior to all of our existing and future senior debt. The Notes will be structurally subordinated to all existing and future liabilities of our subsidiaries and will be effectively subordinated to our existing and future secured indebtedness. There will be no sinking fund for the Notes. The Notes will be obligations of CenterState Bank Corporation (“CenterState”) only and will not be obligations of, and will not be guaranteed by, any of CenterState’s subsidiaries. For a more detailed description of the Notes, see “Description of the Notes.”

Prior to this offering, there has been no public market for the Notes. The Notes will not be listed on any securities exchange or included in any automated quotation system.

The Notes are not deposits and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency. The Notes are ineligible as collateral for a loan or extension of credit from CenterState or any of its subsidiaries. None of the U.S. Securities and Exchange Commission (“SEC”), the FDIC, the Federal Reserve, any other bank regulatory agency or any state securities commission has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-17 of this prospectus supplement and those risk factors in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Per Note		Total
Public offering price(1)		%	$
Underwriting discount(2)		%	$
Proceeds, before expenses, to us		%	$

(1)	Plus accrued interest, if any, from the original issue date.
(2)	See “Underwriting” in this prospectus supplement for details.

The underwriters expect to deliver the Notes to purchasers in book-entry form through the facilities of The Depository Trust Company, against payment on or about                 , 2020. See “Underwriting” in this prospectus supplement for details.

Joint Book-Running Managers

Keefe, Bruyette & Woods A Stifel Company	US Bancorp

The date of this prospectus supplement is                     , 2020.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless the context indicates otherwise, the terms “CenterState,” “Company,” “we,” “our” and “us” in this prospectus supplement and the accompanying prospectus refer to CenterState Bank Corporation and its subsidiaries.

References to the “Bank” mean CenterState Bank, N.A. References to a particular year mean our fiscal year commencing on January 1 and ending on December 31 of that year.

This prospectus supplement and the accompanying prospectus incorporate by reference important business and financial information about us that is not included in or delivered with this document. This information, other than exhibits to documents that are not specifically incorporated by reference into this prospectus supplement or the accompanying prospectus, is available to you without charge upon written or oral request to CenterState at the address or telephone number indicated in the section entitled “Where You Can Find More Information” in this prospectus supplement.

This document contains two parts. The first part is this prospectus supplement, which contains specific information about us and the terms on which we are selling the Notes and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein. The second part is the accompanying prospectus dated May 8, 2020, which contains and incorporates by reference a more general description of the securities we may offer from time to time, some of which does not apply to the Notes we are offering, and important business and financial information about us. If information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus relating to this prospectus supplement provided or approved by us and the documents incorporated by reference in either this prospectus supplement or the accompanying prospectus is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Before you invest in the Notes, you should carefully read the registration statement (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The incorporated documents are described under “Where You Can Find More Information.”

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our reports filed electronically with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

We make available free of charge most of our SEC filings on the investor relations page of our website at http://www.centerstatebanks.com as soon as reasonably practicable after we electronically file these materials with the SEC. You may access these SEC filings on our website. Except for those SEC filings incorporated by reference in this prospectus supplement or the accompanying prospectus, none of the other information on our website is part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein. You may request a copy of these filings, other than an exhibit to a filing (unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address or calling us at the following telephone number:

CenterState Bank Corporation

Attn: William E. Matthews, V

Executive Vice President and Chief Financial Officer

1101 First Street South

Winter Haven, Florida 33880

Telephone: (863) 293-4710

The SEC allows us to “incorporate by reference” much of the information that we file with it, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement or the accompanying prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

This prospectus supplement and the accompanying prospectus incorporate by reference the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of the offering of the securities described in this prospectus supplement; provided, however, that we are not incorporating by reference any documents, portions of documents or other information deemed to have been “furnished” and not “filed” with the SEC:

•

our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February  27, 2020 (including portions of our Definitive Proxy Statement for our 2020 Annual Meeting of Shareholders filed with the SEC on March 10, 2020, to the extent specifically incorporated by reference in such Form 10-K);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on April 30, 2020;

•	our Current Reports on Form 8-K filed with the SEC on January 16, 2020, January 27, 2020, January 29, 2020, April 23, 2020 (Items 5.07 and 8.01 only), April 28, 2020, May 8, 2020 and May 18, 2020;

•

the Annual Report of South State Corporation (“South State Corporation” or “South State”) on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020, as amended and filed with the SEC on March 6, 2020; and

•	the Quarterly Report of South State on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 4, 2020.

S-iii

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, the documents incorporated by reference or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus and any other written or oral statements made by us from time to time may contain forward-looking statements within the meaning of the federal securities laws. These statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control and which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the Merger (as defined below) may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the Merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the Merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the Merger, (10) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State’s issuance of additional shares of its common stock in the Merger, (12) a material adverse change in the financial condition of South State or CenterState, (13) general competitive, economic, political and market conditions, (14) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks, including the recent outbreak of a novel strain of coronavirus, a respiratory illness, the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on South State or CenterState and its customers and other constituencies, and (15) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and other factors discussed in filings made by CenterState and South State with the SEC under the Exchange Act.

All forward-looking statements attributable to our Company are expressly qualified in their entirety by these cautionary statements. We disclaim any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. There is no assurance that future results, levels of activity, performance or goals will be achieved.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement and does not contain all of the information that you should consider in making your investment decision. You should read this summary together with the more detailed information appearing elsewhere in this prospectus supplement, as well as the information in the accompanying prospectus and in the documents incorporated by reference or deemed incorporated by reference into this prospectus supplement and the accompanying prospectus. You should carefully consider, among other things, the matters discussed in the sections titled “Risk Factors” in this prospectus supplement, our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Special Note Concerning Forward-Looking Statements” in this prospectus supplement.

Overview

CenterState Corporation

CenterState is a financial holding company incorporated in September 20, 1999 under the laws of the State of Florida. Through our national bank subsidiary, CenterState Bank, N.A., we provide a full range of consumer and commercial banking services to individuals, businesses and industries through our headquarters branch in Winter Haven, Florida and, as of March 31, 2020, a 149 bank branch network located throughout Florida, Georgia and Alabama, as well as one loan production office in Florida and one loan production office in Georgia. CenterState is among the largest Florida-based community banking organizations in terms of publicly available deposit data as of June 30, 2019.

We also operate, through our Bank, a correspondent banking and capital markets service division for over 650 small and medium sized community banks throughout the United States. Based primarily in Atlanta, Georgia and Birmingham, Alabama, this division earns commissions on fixed income security sales, fees from hedging services, loan brokerage fees and consulting fees for services related to these activities. The Bank also owns CBI Holding Company, LLC, which in turn owns Corporate Billing, LLC, a transaction-based finance company headquartered in Decatur, Alabama that provides factoring, invoicing, collection and accounts receivable management services to transportation companies and automotive parts and services providers throughout the United States and Canada.

We have grown primarily through a series of acquisitions, starting in June 2000 through 2019. Our most recent acquisitions include:

•	Community Bank of South Florida, Inc., in March 2016, which added approximately $453 million in deposits;

•	Hometown of Homestead Banking Company, in March 2016, which added approximately $253 million in deposits;

•	Platinum Bank Holding Company, in April 2017, which added approximately $520 million in deposits;

•	Gateway Financial Holdings of Florida, Inc. in May 2017, which added approximately $708 million in deposits;

•	HCBF Holding Company, Inc., in January 2018, which added approximately $719 million in deposits;

•	Sunshine Bancorp, Inc., also in January 2018, which added approximately $1.8 billion in deposits;

•	Charter Financial Corporation, in September 2018, which added approximately $1.3 billion in deposits; and

•	National Commerce Corporation, in April 2019, which added approximately $3.5 billion in deposits.

At March 31, 2020, we had total consolidated assets of $18.6 billion, total consolidated loans of $12.0 billion, total consolidated deposits of $14.1 billion, and total consolidated shareholders’ equity of $2.9 billion.

South State Corporation

South State, headquartered in Columbia, South Carolina, is a bank holding company incorporated in 1985 under the laws of South Carolina. South State provides a wide range of banking services and products to its customers through its wholly-owned bank subsidiary, South State Bank, a South Carolina-chartered commercial bank that opened for business in 1934. South State does not engage in any significant operations other than the ownership of its banking subsidiary.

South State is a legal entity separate and distinct from South State Bank. South State coordinates the financial resources of the consolidated enterprise and thereby maintains financial, operation and administrative systems that allow centralized evaluation of subsidiary operations and coordination of selected policies and activities. South State’s operating revenues and net income are derived primarily from cash dividends received from South State Bank.

South State Bank provides a full range of retail and commercial banking services, mortgage lending services, trust and wealth management, and consumer loans through financial centers in South Carolina, North Carolina, Georgia and Virginia. South State Bank began operating in 1934 in Orangeburg, South Carolina and has maintained South State’s ability to provide high quality customer service while also leveraging its size to offer some products more common to larger banks. South State has pursued a growth strategy that relies on organic growth supplemented by the acquisition of select financial institutions or branches in certain market areas.

At March 31, 2020, South State had total consolidated assets of $16.6 billion, total consolidated loans of $11.5 billion, total consolidated deposits of $12.3 billion, and total consolidated shareholders’ equity of $2.3 billion.

Recent Developments

On January 25, 2020, CenterState entered into a merger agreement with South State Corporation (such transaction, the “Merger”). The combined company will operate under the South State Bank name and will trade under the South State ticker symbol “SSB” on the Nasdaq stock market. The company will be headquartered in Winter Haven, Florida and will maintain a significant presence in Columbia and Charleston, South Carolina; Charlotte, North Carolina; and Atlanta, Georgia. Upon completion of the Merger, which is subject to receipt of regulatory and shareholder approvals and other customary closing conditions, the combined company would have had as of March 31, 2020, on a pro forma basis, excluding purchase accounting adjustments, total consolidated assets of approximately $35 billion, total consolidated deposits of approximately $26 billion and total consolidated loans of approximately $24 billion. See “Summary Selected Consolidated Financial Information.” The merger agreement provides that CenterState will merge with and into South State, with South State as the surviving corporation in a merger of equals. Following the completion of the Merger, South State Bank will merge with and into CenterState Bank, with CenterState Bank as the surviving bank in the bank merger, which will adopt the name “South State Bank, National Association.”

Corporate Information

Our common stock is traded on the Nasdaq Global Select Market under the ticker symbol “CSFL.” Our executive offices are located at 1101 First Street South, Winter Haven, Florida 33880. Our telephone number at this address is 863-293-4710 and our website is www.centerstatebanks.com. The information on our website is not part of this prospectus supplement.

THE OFFERING

The following summary highlights selected information from this prospectus supplement and the accompanying prospectus about the Notes and this offering. This description is not complete and does not contain all of the information that you should consider before investing in the Notes. You should read this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference or deemed to be incorporated by reference herein and therein, carefully before making a decision about whether to invest in the Notes. For a more complete understanding of the Notes, you should read “Description of the Notes.”

Issuer	CenterState Bank Corporation, a Florida corporation and a financial holding company.

Notes Offered	% Fixed-to-Floating Rate Subordinated Notes due 2030 Following the completion of the Merger, South State will become the obligor of the Notes by operation of law.

Aggregate Principal Amount .	$

Issue Price	%

Maturity Date	The Notes will mature on , 2030.

Interest

Fixed rate period: A fixed rate per annum of         %.

Floating rate period: A floating per annum rate equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus              basis points for each quarterly interest period during the floating rate period; provided, however, that in the event the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

For each interest period during the floating rate period, “Three-Month Term SOFR” means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any interest period, as determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions (each as defined under “Description of the Notes”).

If the calculation agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined under “Description of the Notes”) have occurred with respect to Three-Month Term SOFR, then the provisions under “Description of the Notes—Effect of Benchmark Transition Event,” which are referred to herein as the benchmark transition provisions, will thereafter apply to all determinations of the interest rate on the Notes for each interest period during the floating rate period. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate on the Notes for each interest period during the floating rate period will be an annual rate equal to the Benchmark Replacement (as defined under Description of the Notes) plus              basis points.

We will act as the initial calculation agent.

Interest Payment Dates	Fixed rate period: and of each year, commencing on , 2020. The last interest payment date for the fixed rate period will be , 2025.

Floating rate period: and of each year, commencing on , 2025.

Record Dates	Interest on each Note will be payable to the person in whose name such Note is registered on the 15th day immediately preceding the applicable interest payment date.

Day Count Convention	Fixed rate period: 360-day year consisting of twelve 30-day months.

Floating rate period: 360-day year and the actual number of days elapsed.

No Guarantee	The Notes will not be guaranteed by any of our subsidiaries. As a result, the Notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under “Ranking; Subordination.”

Ranking; Subordination	The Notes offered by this prospectus supplement will be issued by us under a Subordinated Debt Indenture between CenterState and U.S. Bank, National Association, as trustee (the “Trustee”), to be dated as of the issue date (the “Base Indenture”), as supplemented by a First Supplemental Indenture between CenterState and the Trustee, to be dated as of the issue date (the “First Supplemental Indenture”). We refer to the Base Indenture, as supplemented by the First Supplemental Indenture, as the “Indenture.” The Notes will be our unsecured, subordinated obligations and:

•  will rank junior in right of payment and upon our liquidation to any of our existing and all future Senior Indebtedness (as defined in the Indenture), all as described under “Description of the Notes”;

• will rank junior in right of payment and upon our liquidation to any of our future general creditors;

•  will rank equal in right of payment and upon our liquidation with all of our future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes;

•  will rank senior in right of payment and upon our liquidation to any of our future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes; and

•  will be structurally subordinated to our existing and future indebtedness, deposits and other liabilities of the Company’s current and future subsidiaries, including without limitation, CenterState Bank’s liabilities to depositors in connection with the deposits, as well as liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of March 31, 2020, on a consolidated basis, the aggregate outstanding principal amount of our borrowings totaled approximately $287.5 million, which included approximately $200.0 million that would rank senior to the Notes and $150.0 million of borrowings of our subsidiaries that would be structurally senior to the Notes.

As of March 31, 2020, on a pro forma basis to give effect to the Merger, the aggregate principal amount of our borrowings would have totaled approximately $1.6 billion, which would have included approximately $1.4 billion that would rank senior to the Notes and $1.4 billion of borrowings of our subsidiaries that would be structurally senior to the Notes.

The Indenture does not limit the amount of additional indebtedness we or our subsidiaries may incur.

Form and Denomination .	The Notes will be offered in book-entry form only through the facilities of The Depository Trust Company (with its successors, “DTC”) in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Optional Redemption	We may, at our option, beginning with the interest payment date of , 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption	We may also redeem the Notes at any time prior to their maturity, including prior to , 2025, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if: (i) we receive an opinion of independent tax counsel to the effect that as a result of an amendment or change (including any announced prospective amendment or change) in law occurs, or an administrative or judicial action is announced or taken or there is an amendment to or change in any official position with respect to, or interpretation of, an administrative or judicial action or a law or regulation that differs from the previously generally accepted position or interpretation, in each case that, as a result of which, there is more than an insubstantial risk that interest payable by us on the Notes is not, or within 90 days of the date of such opinion, will not be deductible by us, in whole or in part, for U.S. federal income tax purposes; (ii) a subsequent event occurs that, as a result of which, there is more than an insubstantial risk that we would not be entitled to treat the Notes as Tier 2 capital for regulatory capital purposes; or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the redemption date. For more information, see “Description of the Notes—Redemption.”

Sinking Fund	There is no sinking fund for the Notes.

Future Issuances	The Notes will initially be limited to an aggregate principal amount of $ . We may, from time to time, without notice to or consent of the holders of the Notes, increase the aggregate principal amount of the Notes outstanding by issuing additional Notes in the future with the same terms as the Notes, except for the issue date, the offering price and the first interest payment date, and such additional notes may be consolidated with the Notes issued in this offering and form a single series; provided that if any such additional notes are not fungible with the Notes for U.S. federal income tax purposes, such additional notes will have a separate CUSIP or other identifying number.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $ , after deducting the underwriting discount and our estimated offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, which may include, but are not limited to, financing working capital needs. See “Use of Proceeds.”

Listing	The Notes will not be listed on any securities exchange or quoted on any quotation system. Currently, there is no market for the Notes, and there is no assurance that any public market for the Notes will develop.

ERISA Considerations	For a discussion of certain prohibited transactions and fiduciary duty issues pertaining to purchases by or on behalf of an employee benefit plan, see “Certain ERISA Considerations.”

U.S. Federal Income Tax Considerations	For a discussion of material U.S. federal income tax considerations of purchasing, owning and disposing of the Notes, see “Material U.S. Federal Income Tax Considerations.”

Governing Law	The Notes and the Indenture will be governed by the laws of the State of New York.

Trustee	U.S. Bank National Association

Risk Factors	Investing in the Notes involves risks. Potential investors are urged to read and consider the risk factors relating to an investment in the Notes set forth under “Risk Factors” beginning on page S-17 of this prospectus supplement, as well as the risk factors and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, for a discussion of factors that you should carefully consider before deciding whether to invest in the Notes.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

CenterState Corporation

The summary selected consolidated financial data of CenterState presented below as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 are derived from CenterState’s audited historical financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019. The summary selected consolidated financial data presented below as of December 31, 2017 are derived from CenterState’s audited consolidated financial statements, which are not included or incorporated by reference in this prospectus supplement and accompanying prospectus. The summary selected consolidated financial data presented below as of and for the three-months ended March 31, 2020 and 2019 are derived from CenterState’s unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

This information is only a summary and should be read in conjunction with the consolidated financial statements and the notes thereto and related “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each of which is incorporated by reference herein. The historical results presented below or included elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus are not necessarily indicative of the future performance of CenterState.

	As of or for the Three months ended March 31,		As of or for the Years ended December 31,
	2020	2019	2019	2018	2017
	(Dollars in thousands except for share and per share data)
SUMMARY OF OPERATIONS:
Total interest income	$176,759	$132,282	$685,332	$460,632	$251,326
Total interest expense	(23,406)	(18,107)	(99,604)	(47,550)	(15,783)

Net interest income	153,353	114,175	585,728	413,082	235,543
Provision for credit losses	(44,914)	(1,053)	(10,585)	(8,283)	(4,958)

Net interest income after credit loss provision	108,439	113,122	575,143	404,799	230,585
Non-interest income	27,982	20,283	101,137	71,150	35,617
Income from correspondent banking capital markets division	27,808	9,000	64,898	33,388	28,341
Net gain (loss) on sale of securities available for sale	—	17	25	(22)	(7)
Gain on sale of deposits	—	—	—	611	—
Gain on sale of trust department	—	—	—	—	1,224
Gain on extinguishment of debt	—	—	—	—	—
Non-interest expense	(122,772)	(84,473)	(446,907)	(312,467)	(186,485)

Income before income taxes	41,457	57,949	294,296	197,459	109,275
Income tax expense	(6,025)	(13,306)	(67,698)	(41,024)	(53,480)

Net income	$35,432	$44,643	$226,598	$156,435	$55,795

Earnings attributable to noncontrolling interest	—	—	1,202	—	—
Net income attributable to CenterState Bank Corporation	$35,432	$44,643	$225,396	$156,435	$55,795

PER COMMON SHARE DATA:
Basic earnings per share	$0.28	$0.47	$1.88	$1.78	$0.97
Diluted earnings per share	$0.28	$0.46	$1.87	$1.76	$0.95
Common equity per common share outstanding	$23.12	$21.14	$23.14	$20.60	$15.04
Tangible common equity per common share outstanding(1)	$12.68	$12.08	$12.76	$11.49	$10.35
Dividends per common share	$0.14	$0.11	$0.44	$0.40	$0.24
Actual shares outstanding	124,131,401	95,913,307	125,173,597	95,679,596	60,161,334
Weighted average common shares outstanding	124,798,732	95,740,856	119,746,949	87,641,220	57,244,698
Diluted weighted average common shares outstanding	125,341,227	96,500,740	120,603,823	88,758,853	58,340,813

	As of or for the Three months ended March 31,		As of or for the Years ended December 31,
	2020	2019	2019	2018	2017
	(Dollars in thousands except for share and per share data)
BALANCE SHEET DATA:
Assets	$18,596,292	$12,587,637	$17,142,025	$12,337,588	$7,123,975
Total loans	12,027,231	8,349,395	11,983,943	8,340,504	4,773,221
Allowance for credit losses	158,733	40,052	40,655	39,770	32,825
Total deposits	14,121,499	9,747,025	13,136,392	9,477,336	5,560,523
Other borrowed funds	548,169	573,048	633,334	713,132	558,570
Corporate and subordinated debentures	71,356	32,503	71,343	32,415	26,192
Common stockholders’ equity	2,870,252	2,027,552	2,896,718	1,971,344	904,750
Total stockholders’ equity	2,870,252	2,027,552	2,896,718	1,971,344	904,750
Tangible capital	1,574,409	1,158,165	1,596,637	1,099,286	622,453
Goodwill	1,204,417	802,880	1,204,417	802,880	257,683
Core deposit intangible (“CDI”)	87,295	63,511	91,157	66,225	24,063
Other intangible assets	4,131	2,996	4,507	2,953	551
Average total assets	17,427,566	12,327,552	15,915,885	10,950,654	6,341,159
Average loans	12,083,364	8,363,073	11,041,121	7,407,765	4,326,325
Average interest earning assets	14,873,007	10,579,666	13,638,936	9,475,205	5,631,772
Average deposits	13,260,681	9,462,556	12,278,626	8,545,623	5,107,495
Average interest bearing deposits	9,224,690	6,430,085	8,492,276	5,627,353	3,271,415
Average interest bearing liabilities	9,906,875	7,124,758	9,121,123	6,247,314	3,612,651
Average total common equity	2,882,644	2,000,411	2,661,800	1,662,815	819,626
Average total equity	2,882,644	2,000,411	2,667,709	1,662,815	819,626
SELECTED FINANCIAL RATIOS:
Return on average assets	0.82%	1.47%	1.42%	1.43%	0.88%
Return on average common equity	4.94%	9.05%	8.47%	9.41%	6.81%
Dividend payout	50%	24%	24%	23%	25%
Efficiency ratio(2)	59%	59%	59%	60%	61%
Net interest margin, tax equivalent basis(3)	4.17%	4.40%	4.31%	4.39%	4.28%
Net interest spread, tax equivalent basis(4)	3.85%	4.06%	3.95%	4.13%	4.13%
CAPITAL RATIOS:
Tier 1 leverage ratio	9.65%	10.32%	9.74%	10.04%	9.82%
Risk-based capital:
Common equity Tier 1	10.63%	12.62%	11.34%	11.86%	11.46%
Tier 1	10.63%	12.62%	11.34%	12.27%	11.96%
Total	11.65%	13.05%	12.19%	12.70%	12.57%
Tangible common equity ratio(5)	9.10%	9.88%	10.08%	9.59%	9.10%
ASSET QUALITY RATIOS:
Net charge-offs (recoveries) to average loans(6)	0.05%	0.04%	0.09%	0.02%	(0.02)%
Allowance to period end loans(6)	1.34%	0.49%	0.34%	0.48%	0.71%
Allowance for credit losses to non-performing loans(6)	199%	113%	105%	168%	188%
Non-performing assets to total assets(6)	0.48%	0.33%	0.26%	0.22%	0.30%

(1)	Tangible common equity per common share outstanding is defined as common equity (less goodwill, core deposit intangible and other intangible assets) divided by total common shares outstanding.
(2)

Efficiency ratio is non-interest expense (less loss on termination of FDIC loss share agreements) divided by the sum of the tax equivalent net interest income before the provision for loan losses plus non-interest income (less gain on sale of trust department and gain on extinguishment of debt).

(3)	Net interest margin is tax equivalent net interest income divided by total average earning assets.
(4)	Net interest spread is the difference between the average tax equivalent yield on earning assets and the average yield on average interest bearing liabilities.
(5)

Tangible common equity ratio is defined as common equity (less goodwill, core deposit intangible and other intangible assets) divided by total assets (less goodwill, core deposit intangible and other intangibles).

(6)	Excludes purchased credit-impaired loans.

Use of Non-GAAP Financial Measures and Ratios

The accounting and reporting policies of the Company conform to generally accepted accounting principles (“GAAP”) in the United States and prevailing practices in the banking industry. However, certain non-GAAP performance measures and ratios are used by management to evaluate and measure the Company’s performance. These include tax-equivalent net interest income (including its individual components), net interest margin (including its individual components), the efficiency ratio, tangible assets, tangible shareholders’ equity, tangible book value per common share, and tangible equity to tangible assets. Management believes that these measures and ratios provide users of the Company’s financial information with a more meaningful view of the performance of the interest-earning assets and interest-bearing liabilities and of the Company’s operating efficiency. Other financial holding companies may define or calculate these measures and ratios differently. Management also uses non-GAAP financial measures to help explain the variance in total non-interest expenses excluding nonrecurring expenses, such as loss on termination of FDIC loss share agreements. Management uses this non-GAAP financial measure in its analysis of the Company’s performance and believes this presentation provides useful supplemental information, and a clearer understanding of the Company’s non-interest expense between periods presented.

Management reviews yields on certain asset categories and the net interest margin of the Company and its banking subsidiaries on a fully taxable equivalent basis. In this non-GAAP presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before-tax basis. This measure ensures the comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income on a fully taxable equivalent basis is also used in the calculation of the Company’s efficiency ratio. The efficiency ratio is calculated by dividing non-interest expense (less nonrecurring items) by total taxable-equivalent net interest income and non-interest income (less nonrecurring items). These measures provide an estimate of how much it costs to produce one dollar of revenue. The items excluded from this calculation provide a better match of revenue from daily operations to operational expenses.

Tangible assets is defined as total assets reduced by goodwill and other intangible assets. Tangible common equity is defined as total common equity reduced by goodwill and other intangible assets. Tangible common equity to tangible assets is defined as tangible common equity divided by tangible assets. These measures are important to many investors in the market place who are interested in the common equity to assets ratio exclusive of the effect of changes in intangible assets on common equity and total assets.

Tangible common equity per common share outstanding is defined as tangible common equity divided by total common shares outstanding. This measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing our tangible book value.

These disclosures should not be considered in isolation or a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other financial holding companies. Management compensates for these limitations by providing detailed reconciliations between GAAP information and the non-GAAP financial measures.

The following tables present a reconciliation of certain non-GAAP performance measures and ratios used by the Company to evaluate and measure the Company’s performance to the most directly comparable GAAP financial measures:

	As of or for the Three months ended March 31,		As of or for the Years ended December 31,
	2020	2019	2019	2018	2017
	(Dollars in thousands)
Income Statement Non-GAAP measures and ratios
Total Interest income (GAAP)	$176,759	$132,282	$685,332	$460,632	$251,326
Tax equivalent adjustment
Non PCD loans	442	323	1,229	1,442	3,185
Securities — tax-exempt	243	224	834	1,079	2,531

Total tax equivalent adjustment	685	547	2,063	2,521	5,716

Total interest income — tax equivalent (Non-GAAP)	177,444	132,829	687,395	463,153	257,042

Total Interest expense (GAAP)	(23,406)	(18,107)	(99,604)	(47,550)	(15,783)

Net interest income — tax equivalent (Non-GAAP)	$154,038	$114,722	$587,791	$415,603	$241,259

Net interest income (GAAP)	$153,353	$114,175	$585,728	$413,082	$235,543

Net interest margin (GAAP)	4.15%	4.38%	4.29%	4.36%	4.18%
Net interest margin — tax equivalent (Non-GAAP)	4.17%	4.40%	4.31%	4.39%	4.28%
Net interest spread (GAAP)	3.83%	4.04%	3.93%	4.10%	4.02%
Net interest spread — tax equivalent (Non-GAAP)	3.85%	4.06%	3.95%	4.13%	4.13%
Efficiency ratio
Non-interest income (GAAP)	$55,790	$29,300	$166,060	$105,127	$65,175
Total nonrecurring income	—	—	—	(611)	(1,224)

Adjusted non-interest income (Non-GAAP)	$55,790	$29,300	$166,060	$104,516	$63,951
Non-interest expense (GAAP)	$122,772	$84,473	$446,907	$312,467	$186,485

Total nonrecurring expense	—	—	—	—	—
Adjusted non-interest expense (Non-GAAP)	$122,772	$84,473	$446,907	$312,467	$186,485
Efficiency ratio — tax equivalent (Non-GAAP)	59%	59%	59%	60%	61%
Balance Sheet Non-GAAP measures and ratios
Total assets	$18,596,292	$12,587,637	$17,142,025	$12,337,588	$7,123,975
Goodwill and intangible assets, net	(1,295,843)	(869,387)	(1,300,081)	(872,058)	(282,297)

Tangible assets	$17,300,449	$11,718,250	$15,841,944	$11,465,530	$6,841,678
Common stockholders’ equity	$2,870,252	$2,027,552	$2,896,718	$1,971,344	$904,750
Goodwill and intangible assets, net	(1,295,843)	(869,387)	(1,300,081)	(872,058)	(282,297)

Tangible common stockholders’ equity	$1,574,409	$1,158,165	$1,596,637	$1,099,286	$622,453
Book value per common share	$23.12	$21.14	$23.14	$20.60	$15.04
Effect of intangible assets	$(10.44)	$(9.06)	$(10.39)	$(9.11)	$(4.69)
Tangible book value per common share	$12.68	$12.08	$12.76	$11.49	$10.35
Equity to total assets	15.43%	16.11%	16.90%	15.98%	12.70%
Effect of intangible assets	(6.33)%	(6.23)%	(6.82)%	(6.39)%	(3.60)%
Tangible common equity to tangible assets (Non-GAAP)	9.10%	9.88%	10.08%	9.59%	9.10%

South State Corporation

The summary selected consolidated financial data of South State presented below as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 are derived from South State’s audited historical financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2019. The summary selected consolidated financial data presented below as of December 31, 2017 are derived from South State’s audited consolidated financial statements, which are not included or incorporated by reference in this prospectus supplement and accompanying prospectus. The summary selected consolidated financial data presented below as of and for the three-months ended March 31, 2020 and 2019 are derived from South State’s unaudited interim consolidated financial statements included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

This information is only a summary and should be read in conjunction with the consolidated financial statements and the notes thereto and related “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in South State’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each of which is incorporated by reference herein. The historical results presented below or included elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus are not necessarily indicative of the future performance of CenterState or South State.

	Selected Consolidated Financial Data For the three-month period ending or as of March 31 (Unaudited)		Selected Consolidated Financial Data For the twelve-month period ending or as of December 31
	2020	2019	2019	2018	2017
	(Dollars in thousands, except per share)
Summary of Operations:
Interest income	$147,800	$143,390	$590,827	$567,208	$426,000
Interest expense	19,787	20,123	86,552	53,992	17,014

Net interest income	128,013	123,267	504,275	513,216	408,986
Provision for loan losses	36,533	1,488	12,777	13,783	11,890

Net interest income after provision for loan losses	91,480	121,779	491,498	499,433	397,096
Noninterest income	44,132	32,058	143,565	145,749	140,029
Noninterest expense	107,247	98,239	404,638	420,927	368,320

Income before provision for income taxes	28,365	55,598	230,425	224,255	168,805
Provision for income taxes	4,255	11,231	43,942	45,384	81,251

Net income available to common shareholders	$24,110	$44,367	$186,483	$178,871	$87,554

Per Common Share Information:
Net income available to common shareholders, basic	$0.72	$1.25	$5.40	$4.90	$2.95
Net income available to common shareholders, diluted	0.71	1.25	5.36	4.86	2.93
Cash dividends	0.47	0.38	1.67	1.38	1.32
Balance Sheet Data Period End:
Total Assets	$16,642,911	$15,406,887	$15,921,092	$14,676,328	$14,466,589
Acquired credit impaired loans, net of acquired allowance for loan losses	311,272	452,258	356,782	485,119	618,803
Acquired non–credit impaired loans	1,632,699	2,378,737	1,760,427	2,594,826	3,507,907
Non–acquired loans	9,562,919	8,310,613	9,252,831	7,933,286	6,492,155
Loans, net of unearned income*	11,505,890	11,141,608	11,370,040	11,013,231	10,618,865
Investment securities	2,034,189	1,506,873	2,005,171	1,542,671	1,673,769
Goodwill and other intangible assets	1,049,709	1,062,519	1,052,716	1,065,800	1,073,375
Deposits	12,344,547	11,918,971	12,177,096	11,646,933	11,532,766
Nondeposit borrowings	1,641,823	893,141	1,114,677	536,733	503,242
Shareholders’ equity	2,321,043	2,376,477	2,373,013	2,366,296	2,308,920
Number of common shares outstanding	33,444,236	35,368,521	33,744,385	35,829,549	36,759,656
Book value per common share	69.40	67.19	70.32	66.04	62.81
Tangible common equity per common share***	38.01	37.15	39.13	36.30	33.61
Annualized Performance Ratios
Return on average assets	0.60%	1.21%	1.21%	1.23%	0.77%
Return on average equity	4.15%	7.61	7.89	7.63	5.26
Return on average tangible common equity***	8.35%	14.66	15.11	14.93	9.63
Adjusted return on average tangible common equity***	9.45%	14.80%	15.82	16.76	15.49
Net interest margin (taxable equivalent)	3.68%	3.92	3.77	4.09	4.15
Efficiency ratio ****	62.11%	63.24	62.52	63.57	66.53
Adjusted efficiency ratio***	59.72%	62.52	60.33	59.06	58.49
Dividend payout ratio	65.70%	30.29	30.94	28.27	44.11

	Selected Consolidated Financial Data For the three-month period ending or as of March 31 (Unaudited)		Selected Consolidated Financial Data For the twelve-month period ending or as of December 31
	2020	2019	2019	2018	2017
	(Dollars in thousands, except per share)
Asset Quality Ratios
Allowance for loan losses to period end loans**	1.26%	0.63%	0.62%	0.65%	0.67%
Allowance for loan losses to period end nonperforming loans**	255.34%	362.89	249.50	340.88	292.95
Net charge–offs to average loans**	0.05%	0.02%	0.04	0.04	0.04
Excluding acquired assets:
Nonperforming assets to period end loans and repossessed assets	0.29%	0.24%	0.29	0.24	0.27
Nonperforming assets to period end total assets	0.17%	0.13%	0.17	0.13	0.12
Including acquired assets:
Nonperforming assets to period end loans and repossessed assets	0.61%	0.38%	0.41	0.37	0.34
Nonperforming assets to period end total assets	0.42%	0.27%	0.29	0.28	0.25
Capital Ratios
Common equity to assets	13.95%	15.42%	14.90%	16.12%	15.96%
Tangible common equity to tangible assets***	8.15%	9.16%	8.88	9.56	9.23
Tier 1 leverage ratio	9.5%	10.52%	9.73	10.65	10.36
Common equity Tier 1 to risk–weighted assets	11.0%	11.86%	11.30	12.05	11.59
Tier 1 risk–based capital	12.0%	12.85%	12.25	13.05	12.60
Total risk–based capital	12.7%	13.35%	12.78	13.56	13.04
Other Data
Number of financial centers	155	168	155	168	182
Number of employees (full–time equivalent basis)	2,583	2,589	2,547	2,602	2,719

*	Excludes loans held for sale.
**	Excludes acquired assets.
***	This is a non–GAAP financial measure.
****

Note that the efficiency ratios for the years ended December 31, 2019, 2018 and 2017 have been adjusted and restated to reflect the reclassification of interchange network costs from noninterest expense to offset noninterest income. The amounts reclassified for the years ended December 31, 2019, 2018 and 2017 were $11.9 million, $12.1 million and $9.1 million, respectively.

*****

Total nonperforming assets now include nonaccrual loans that are purchase credit deteriorated (PCD loans). In prior periods, these loans, which were called acquired credit impaired (“ACI”) loans were excluded from nonperforming assets. The adoption of CECL resulted in the discontinuation of the pool-level accounting for ACI loans and replaced it with loan-level evaluation for nonaccrual status. South State’s nonperforming loans increased by $21.0 million in the first quarter of 2020 from these loans. South State has not assumed or taken on any additional risk relative to these assets.

Non-GAAP Financial Measures

The accounting and reporting policies of South State conform to GAAP in the United States and prevailing practices in the banking industry. However, certain non-GAAP performance measures and ratios are used by South State’s management to evaluate and measure South State’s performance. These include adjusted earnings available to common shareholders, basic adjusted earnings per share, diluted adjusted earnings per share and adjusted return on average assets. Such non-GAAP measures exclude the after-tax effects of gains or losses on sales of securities, other-than-temporary impairment (“OTTI”), merger and conversion related expense, the effects from the early termination of loss share agreements, the net deferred tax asset revaluation and pension plan termination expense. The tangible measures are non-GAAP measures and exclude the effect of period end or average balance of intangible assets. The tangible return on equity measures also adds back the after-tax amortization of intangibles to GAAP basis net income. South State’s management believes these non-GAAP financial measures provide additional information that is useful to investors in evaluating South State’s performance and capital and may facilitate comparisons with other institutions in the banking industry as well as period-to-period comparisons.

These disclosures should not be considered in isolation or a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other financial holding companies. Management compensates for these limitations by providing detailed reconciliations between GAAP information and the non-GAAP financial measures.

The following tables present a reconciliation of certain non-GAAP performance measures and ratios used by South State to evaluate and measure the Company’s performance to the most directly comparable GAAP financial measures:

	Selected Consolidated Financial Data For the three-month period ending or as of March 31 (Unaudited)		Selected Consolidated Financial Data For the twelve-month period ending or as of December 31
	2020	2019	2019	2018	2017
	(Dollars in thousands, except per share)
Adjusted earnings
Net income available to common shareholders (GAAP)	$24,110	$44,367	$186,483	$178,871	$87,554
Securities (gains) losses, net of tax		(432)	(2,173)	520	(946)
Other-than-temporary impairment (OTTI), net of tax	—	—	—	—	501
Early termination of FDIC Loss Share Agreements, net of tax	—	—	—	—	—
Provision for income taxes — deferred tax asset revaluation	—	—	—	(990)	26,558
Merger and conversion related expense, net of tax	3,510	782	3,701	23,692	31,469
Pension plan termination expense, net of tax	—	—	7,641	—	—
FHLB prepayment fee, net of tax		107	107	—	—

Net adjusted earnings available to common shareholders (non-GAAP)	$27,620	$44,824	$195,759	$202,093	$145,136

Adjusted earnings per common share, basic
Earnings per common share, basic (GAAP)	$0.72	$1.25	$5.40	$4.90	$2.95
Effect to adjust for securities (gains) losses, net of tax	0.00	(0.01)	(0.06)	0.01	(0.03)
Effect to adjust for other–than–temporary impairment (OTTI), net of tax	—	—	—	—	0.02
Effect to adjust for Early termination of FDIC Loss Share Agreements, net of tax	—	—	—	—	—
Effect to adjust for Provision for income taxes — deferred tax asset revaluation	—	—	—	(0.03)	0.89
Effect to adjust for merger and conversion related expense, net of tax	0.10	0.02	0.10	0.65	1.06
Effect to adjust for pension plan termination expense, net of tax	—	—	0.22	—	—
Effect to adjust for FHLB prepayment fee, net of tax	—	0.00	0.00	—	—

Adjusted earnings per common share, basic (non-GAAP)	$0.82	$1.26	$5.66	$5.53	$4.89

	Selected Consolidated Financial Data For the three-month period ending or as of March 31 (Unaudited)		Selected Consolidated Financial Data For the twelve-month period ending or as of December 31
	2020	2019	2019	2018	2017
	(Dollars in thousands, except per share)
Adjusted earnings per common share, diluted
Earnings per common share, diluted (GAAP)	$0.71	$1.25	$5.36	$4.86	$2.93
Effect to adjust for securities (gains) losses, net of tax	0.00	(0.01)	(0.06)	0.02	(0.03)
Effect to adjust for other–than–temporary impairment (OTTI), net of tax	—	—	—	—	0.01
Effect to adjust for Early termination of FDIC Loss Share Agreements, net of tax	—	—	—	—	—
Effect to adjust for Provision for income taxes — deferred tax asset revaluation	—	—	—	(0.03)	0.89
Effect to adjust for merger and conversion related expense, net of tax	0.11	0.02	0.11	0.65	1.05
Effect to adjust for pension plan termination expense, net of tax	—	—	0.22	—	—
Effect to adjust for FHLB prepayment fee, net of tax	—	0.00	0.00	—	—

Adjusted earnings per common share, diluted (non-GAAP)	$0.82	$1.26	$5.63	$5.50	$4.85

Adjusted return on average assets
Return on Average Assets (GAAP)	0.60%	1.21%	1.21%	1.23%	0.77%
Effect to adjust for securities (gains) losses, net of tax	0.00%	(0.01)%	(0.01)	0.00	(0.01)
Effect to adjust for other–than–temporary impairment (OTTI), net of tax	0.00%	0.00%	—	—	0.01
Effect to adjust for Early termination of FDIC Loss Share Agreements, net of tax	0.00%	0.00%	—	—	—
Effect to adjust for Provision for income taxes — deferred tax asset revaluation	0.00%	0.00%	—	(0.01)	0.23
Effect to adjust for merger and conversion related expense, net of tax	0.09%	0.03%	0.02	0.17	0.28
Effect to adjust for pension plan termination expense, net of tax	0.00%	0.00%	0.05	—	—
Effect to adjust for FHLB prepayment fee, net of tax	0.00%	0.00%	0.00	—	—

Adjusted return on average assets (non–GAAP)	0.69%	1.23%	1.27%	1.39%	1.28%

Adjusted efficiency ratio
Efficiency ratio (GAAP)	62.11%	63.24%	62.52%	63.57%	66.53%
Effect to adjust for Early termination of FDIC Loss Share Agreements	—	—	—	—	—
Effect to adjust for merger and conversion related expense	(2.39)%	(0.72)%	(0.70)	(4.51)	(8.04)
Effect to adjust for pension plan termination expense	—	—	(1.47)	—	—
Effect to adjust for FHLB prepayment fee	—	—	(0.02)	—	—

Adjusted efficiency ratio (non–GAAP)	59.72%	62.52%	60.33%	59.06%	58.49%

Tangible common equity per common share
Book value per common share (GAAP)	$69.40	$67.19	$70.32	$66.04	$62.81
Effect to adjust for intangible assets	(31.39)	(30.04)	(31.19)	(29.74)	(29.20)

Tangible common equity per common share (non-GAAP)	$38.01	$37.15	$39.13	$36.30	$33.61

Return on average tangible equity
Return on average common equity (GAAP)	4.15%	7.61%	7.89%	7.63%	5.26%
Effect to adjust for intangible assets	4.20	7.05	7.22	7.30	4.37

Tangible common equity per common share (non–GAAP)	8.35%	14.66%	15.11%	14.93%	9.63%

	Selected Consolidated Financial Data For the three-month period ending or as of March 31 (Unaudited)		Selected Consolidated Financial Data For the twelve-month period ending or as of December 31
	2020	2019	2019	2018	2017
	(Dollars in thousands, except per share)
Adjusted return on average tangible common equity
Return on average common equity (GAAP)	4.15%	7.61%	7.89%	7.63%	5.26%
Effect to adjust for securities (gains) losses, net of tax	(0.07)	(0.07)	(0.09)	0.02	(0.06)
Effect to adjust for other–than–temporary impairment (OTTI), net of tax	—	—	—	—	0.03
Effect to adjust for Early termination of FDIC Loss Share Agreements, net of tax	—	—	—	—	—
Effect to adjust for Provision for income taxes — deferred tax asset revaluation	—	—	—	(0.06)	2.13
Effect to adjust for merger and conversion related expense, net of tax	0.60	0.13	0.16	1.01	1.89
Effect to adjust for pension plan termination expense, net of tax	—	—	0.32	—	—
Effect to adjust for FHLB prepayment fee	—	0.02	—	—	—
Effect to adjust for intangible assets	4.70	7.11	7.54	8.16	6.24

Adjusted return on average tangible common equity (non-GAAP)	9.45%	14.80%	15.82%	16.76%	15.49%

Tangible common equity to tangible assets
Common equity to assets (GAAP)	13.95%	15.42%	14.90%	16.12%	15.96%
Effect to adjust for intangible assets	(5.80)	(6.26)	(6.02)	(6.56)	(6.73)

Tangible common equity to tangible assets (non-GAAP)	8.15%	9.16%	8.88%	9.56%	9.23%

RISK FACTORS

An investment in our securities is subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with the risk factors and other information included in our Annual Report on Form 10-K for the year ended December 31, 2019, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and in other documents that we subsequently filed with the SEC, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. You should also carefully consider the risk factors and other information included in South State’s Annual Report on Form 10-K for the year ended December 31, 2019 and South State’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, each of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Additional risks and uncertainties that management is not aware of or that management currently deems immaterial may also impair our business operations. See also the discussion under the heading “Special Note Concerning Forward-Looking Statements.” This prospectus supplement and the accompanying prospectus are qualified in their entirety by these risk factors. If any of these risks actually occurs, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities could decline significantly, and you could lose all or part of your investment.

Risk Factors Related to the Notes

The Notes will be unsecured and subordinated to any existing and future senior indebtedness.

The Notes will be subordinated obligations of CenterState. Accordingly, they will be junior in right of payment to any existing and all future senior indebtedness, and in certain events of insolvency, to other financial obligations as described under “Description of the Notes.” Our senior indebtedness includes all indebtedness, except indebtedness that is expressly subordinated to or ranked pari passu with the Notes, subject to certain exceptions. The Notes will rank equally with all other unsecured subordinated indebtedness of CenterState issued in the future under the Indenture. In addition, the Notes will be structurally subordinated to all existing and future indebtedness, liabilities and other obligations, including deposits, of our subsidiaries, including CenterState Bank. As of March 31, 2020, on a consolidated basis, the aggregate principal amount of our borrowings totaled approximately $287.5 million, which included approximately $200.0 million that would rank senior to the Notes and $150.0 million of borrowings of our subsidiaries that would be structurally senior to the Notes. As of March 31, 2020, on a pro forma basis to give effect to the Merger, the aggregate principal amount of our borrowings would have totaled approximately $1.6 billion, which would have included approximately $1.4 billion that would rank senior to the Notes and $1.4 billion of borrowings of our subsidiaries that would be structurally senior to the Notes.

In addition, the Notes will not be secured by any of our assets. As a result, the Notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness. The Indenture governing the Notes does not limit the amount of senior indebtedness and other financial obligations or secured obligations that we or our subsidiaries may incur.

As a result of the subordination provisions described above, holders of the Notes may not be fully repaid in the event of our bankruptcy, liquidation or reorganization.

The Notes will not be insured or guaranteed by the FDIC, any other governmental agency or any of our subsidiaries. The Notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries, which means that creditors of our subsidiaries generally will be paid from those subsidiaries’ assets before holders of the Notes would have any claims to those assets.

The Notes are not savings accounts, deposits or other obligations of CenterState Bank or any of our non-bank subsidiaries and are not insured or guaranteed by the FDIC or any other governmental agency or public or private insurer. The Notes are obligations of CenterState only and are neither obligations of, nor guaranteed by, any of our subsidiaries. The Notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, which means that creditors of our subsidiaries (including, in the case of CenterState Bank, its depositors) generally will be paid from those subsidiaries’ assets before holders of the Notes would have any claims to those assets. Even if we become a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any debt of that subsidiary senior to that held by us, and our rights could otherwise be subordinated to the rights of other creditors and depositors of that subsidiary. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make interest and principal payments on the Notes.

The Indenture governing the Notes does not contain any limitations on our ability to incur additional indebtedness, grant or incur a lien on our assets, sell or otherwise dispose of assets, pay dividends or repurchase our capital stock.

Neither we nor any of our subsidiaries is restricted from incurring additional indebtedness or other liabilities, including additional senior or subordinated indebtedness, under the Indenture governing the terms of the Notes. If we incur additional indebtedness or liabilities, our ability to pay our obligations on the Notes could be adversely affected. We expect that we will from time to time incur additional indebtedness and other liabilities. In addition, we are not restricted under the Indenture governing the Notes from granting or incurring a lien on any of our assets, selling or otherwise disposing of any of our assets, paying dividends or issuing or repurchasing our securities including our regular quarterly dividend and share repurchases pursuant to our previously announced share repurchase program.

In addition, there are no financial covenants in the Indenture governing the Notes. Except as expressly provided in the Indenture, you are not protected under the Indenture governing the Notes in the event of a highly leveraged transaction, reorganization, default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect you. See “Description of the Notes — Consolidation, Merger and Sale of Assets.”

Payments on the Notes will depend on receipt of dividends and distributions from our subsidiaries.

We are a financial holding company and we conduct substantially all of our operations through subsidiaries, including the Bank. We depend on dividends, distributions and other payments from our subsidiaries to meet our obligations, including to fund payments on the Notes.

There are limitations on the payment of dividends by the Bank to the Company. The Office of the Comptroller of the Currency (the “OCC”) has the general authority to limit the dividends paid by the Bank if such payment may be deemed to constitute an unsafe and unsound practice. The Bank may not pay dividends from its paid-in surplus. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank, such as the Bank, is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one/tenth of the bank’s net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. The Bank also may not pay dividends if payment would cause it to become undercapitalized or if it is already undercapitalized and must maintain a common equity Tier 1 capital conservation buffer of 2.5% to avoid becoming subject to restrictions on capital distributions, including dividends. Further, contractual or other restrictions may also limit our subsidiaries’ abilities to pay dividends or make distributions, loans or advances to us. See the information under “Supervision and Regulation — Dividend Restrictions” in Item 1, “Business,” in our annual report on Form 10-K for the year ended December 31, 2019. For these reasons, we may not have access to any assets or cash flow of our subsidiaries to make principal or interest payments on the Notes.

We may not be able to generate sufficient cash to service all of our debt, including the Notes.

Our ability to make scheduled payments of principal and interest, or to satisfy our obligations in respect of our debt or to refinance our debt, will depend on our future performance of our operating subsidiaries. Prevailing economic conditions (including interest rates), regulatory constraints, including, without limitation, limiting distributions to us from CenterState Bank and required capital levels with respect to CenterState Bank and financial, business and other factors, many of which are beyond our control, will also affect our ability to meet these needs. Our subsidiaries may not be able to generate sufficient cash flows from operations, or we may be unable to obtain future borrowings in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt when needed (including, without limitation, upon commencement of the floating rate period) on commercially reasonable terms or at all.

Regulatory guidelines may restrict our ability to pay the principal of, and accrued and unpaid interest on, the Notes, regardless of whether we are the subject of an insolvency proceeding.

As a financial holding company, our ability to pay the principal of, and interest on, the Notes is subject to the rules and guidelines of the Federal Reserve regarding capital adequacy. We intend to treat the Notes as “Tier 2 capital” under these rules and guidelines. The Federal Reserve guidelines generally require us to review the effects of the cash payment of Tier 2 capital instruments, such as the Notes, on our overall financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the amounts we have paid on Tier 2 capital instruments for those periods, as well as our projected rate of earnings retention. Moreover, pursuant to federal law and Federal Reserve regulations, as a bank holding company, we are required to act as a source of financial and managerial strength to CenterState Bank and commit resources to its support, including, without limitation, the guarantee of its capital plans if it is undercapitalized. Such support may be required at times when we may not otherwise be inclined or able to provide it. As a result of the foregoing, we may be unable to pay accrued interest on the Notes on one or more of the scheduled interest payment dates, or at any other time, or the principal of the Notes at the maturity of the Notes.

If we were to be the subject of a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, then the bankruptcy trustee would be deemed to have assumed, and would be required to cure, immediately any deficit under any commitment we have to any of the federal banking agencies to maintain the capital of CenterState Bank, and any other insured depository institution for which we have such a responsibility, and any claim for breach of such obligation would generally have priority over most other unsecured claims.

Holders of the Notes will have limited rights, including limited rights of acceleration, if there is an event of default.

Payment of principal on the Notes may be accelerated only in the case of certain events of bankruptcy or insolvency involving us or CenterState Bank. There is no automatic acceleration, or right of acceleration, in the case of default in the payment of principal of or interest on the Notes, or in the performance of any of our other obligations under the Notes or the Indenture governing the Notes. Our regulators can, in the event we or CenterState Bank become subject to an enforcement action, prohibit CenterState Bank from paying dividends to us, and prevent our payment of interest or principal on the Notes and any dividends on our capital stock, but such limits will not permit acceleration of the Notes. See “Description of the Notes — Defaults; Events of Default; Limited Rights of Acceleration.”

An active trading market for the Notes may not develop.

The Notes constitute a new issue of securities for which there is no existing trading market. We do not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes in any automated dealer quotation system. We cannot provide you with any assurance regarding whether a trading market for the Notes will develop, the ability of holders of the Notes to sell their Notes or the prices at which holders may be able to sell their Notes. The underwriters have advised us that they currently intend to make a secondary market in the Notes. The underwriters, however, are not obligated to do so, and any market-making with respect to the Notes may be discontinued at any time without notice. You should also be aware that there may be a limited number of buyers when you decide to sell your Notes. This may affect the price you receive for your Notes or your ability to sell your Notes at all. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

If a trading market for the Notes develops, changes in the debt markets, among others, could adversely affect your ability to liquidate your investment in the Notes and the market price of the Notes.

Many factors could affect the trading market for, and the trading value of, the Notes. These factors include: the method of calculating the principal, premium, if any, interest or other amounts payable, if any, on the Notes; the time remaining to the maturity of the Notes; the ranking of the Notes; the redemption features of the Notes; the outstanding amount of subordinated notes with terms identical to the Notes offered hereby; the prevailing interest rates being paid by other companies similar to us; changes in U.S. interest rates; whether the ratings on the Notes or us provided by any rating agency have changed; our financial condition, financial performance and future prospects; the level, direction and volatility of market interest rates generally; general economic conditions of the capital markets in the United States; and geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally. The condition of the financial markets and prevailing interest rates have fluctuated significantly in the past and are likely to fluctuate in the future. Such fluctuations could adversely affect the trading market (if any) for, and the market price of, the Notes.

Because the Notes may be redeemed at our option under certain circumstances prior to their maturity, if we elect to redeem all or any portion of the Notes, you may be subject to reinvestment risk.

On or after                , 2025, we may, at our option, redeem the Notes in whole or in part on each interest payment date. In addition, we may also redeem the Notes prior to maturity, at our option, in whole but not in part, if: (i) we receive an opinion from independent tax counsel to the effect that as a result of an amendment or change (including any announced prospective amendment or change) in law, an administrative or judicial action (including an announcement thereof) or an amendment to or change in any official position with respect to, or interpretation of, an administrative or judicial action or a law or regulation that differs from the previously generally accepted position or interpretation, there is more than an insubstantial risk that interest payable by us on the Notes is not, or within 90 days of the date of such opinion, will not be deductible by us, in whole or in part, for U.S. federal income tax purposes; (ii) a subsequent event occurs that, as a result of which, there is more than an insubstantial risk that we would not be entitled to treat the Notes as Tier 2 capital for regulatory capital purposes; or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended. The redemption price for any redemption is 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. Any early redemption of the Notes will be subject to the receipt of the approval of the Federal Reserve, to the extent then required under applicable laws or regulations, including capital regulations. Any such redemption may have the effect of reducing the income or return that you may receive on an investment in the Notes by reducing the term of the investment. Under current regulatory capital guidelines, the aggregate principal amount of the Notes that will count as Tier 2 capital will be reduced by 20% in each of the last five years prior to the Maturity Date of the Notes. As a result, we may be more likely to redeem the Notes prior to their Maturity Date. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Notes. See “Description of the Notes — Redemption.”

We may elect to redeem the Notes on or after the date on which they become redeemable at our option; however, investors should not expect us to make such election on such date when the Notes are first redeemable. Under Federal Reserve regulations, unless the Federal Reserve authorizes us in writing to do otherwise, we may not redeem the Notes unless they are replaced with other Tier 2 capital instruments or unless we can demonstrate to the satisfaction of the Federal Reserve that, following redemption, we will continue to hold capital commensurate with our risk.

The amount of interest payable on the Notes will vary after             , 2025.

During the fixed rate period, the Notes will bear interest at an initial rate of        % per annum. Thereafter, the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus             basis points, subject to the provisions under “Description of the Notes — Interest.” The per annum interest rate that is determined at the reference time for each interest period will apply to the entire quarterly interest period following such determination date even if the Benchmark rate increases during that period.

Floating rate notes bear additional significant risks not associated with fixed rate debt securities. These risks include fluctuation of the interest rates and the possibility that you will receive an amount of interest that is lower than expected. We have no control over a number of matters, including, without limitation, economic, financial, and political events, that are important in determining the existence, magnitude, and longevity of market volatility and other risks and their impact on the value of, or payments made on, the Notes. In recent years, interest rates have been volatile, and that volatility may be expected in the future.

Our published credit ratings may not reflect all risks of an investment in the Notes.

The published credit ratings of us or our indebtedness are an assessment by rating agencies of our ability to pay our debts when due. These ratings are not recommendations to purchase, hold or sell the Notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor, are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the view of each rating agency at the time the rating is issued. The published credit ratings assigned to the Notes may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading value of, the Notes. Following the completion of the Merger, South State will become the legal obligor on the Notes and accordingly, the published credit ratings of South State will be the relevant assessment by the rating agencies of South State’s ability to pay its debts when due and may not address all of the material risks relating to an investment in the Notes.

Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of investing in the Notes in light of your particular circumstances.

A downgrade in our credit ratings or the ratings of our subsidiaries could have a material adverse impact on us.

Rating agencies continuously evaluate us and our subsidiaries, and their ratings of our long-term and short-term debt are based on a number of factors, including financial strength, as well as factors not entirely within our control, such as conditions affecting the financial services industry generally. In light of these reviews and the continued focus on the financial services industry generally, we and our subsidiaries may not be able to maintain our current credit ratings. Ratings downgrades by a rating agency could have a significant and immediate impact on our funding and liquidity through cash obligations, reduced funding capacity and collateral triggers. A reduction in our or our subsidiaries’ credit ratings could also increase our borrowing costs and limit access to the capital markets.

Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we transact could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. Additionally, we could be adversely affected by a general, negative perception of financial institutions caused by the downgrade of other financial institutions. Accordingly, ratings downgrades for other financial institutions could affect the market price of our stock and could limit our access to or increase our cost of capital.

Investors should not rely on indicative or historical data concerning SOFR.

The interest rate during the floating rate period will be determined using Three-Month Term SOFR (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to Three-Month Term SOFR, in which case the rate of interest will be based on the next-available Benchmark Replacement, which is Compounded SOFR). In the following discussion of SOFR, when we refer to the Notes, we mean the Notes at any time during the floating rate period when the interest rate on the Notes is or will be determined based on SOFR, including Three-Month Term SOFR.

SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral U.S. Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of DTC. SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY states that it obtains information from DTCC Solutions LLC, an affiliate of DTC.

FRBNY currently publishes SOFR daily on its website at https://apps.newyorkfed.org/markets/autorates/sofr. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein.

FRBNY started publishing SOFR in April of 2018. FRBNY has also started publishing historical indicative SOFRs dating back to 2014, although such historical indicative data inherently involves assumptions, estimates and approximations. Investors should not rely on such historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over time may bear little or no relation to the historical actual or historical indicative data. In addition, the return on and value of the Notes may fluctuate more than floating rate securities that are linked to less volatile rates.

Changes in SOFR could adversely affect holders of the Notes.

Because SOFR is published by FRBNY based on data received from other sources, we have no control over its determination, calculation or publication. There is no assurance that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the amount of interest that accrues on the Notes during the floating rate period, which may adversely affect the trading prices of the

Notes. Further, if the Benchmark rate on the Notes during the floating rate period on any determination date declines to zero or becomes negative, the interest rate will be deemed to equal zero. In addition, once the Benchmark rate for the Notes for each interest period during the floating rate period is determined by the calculation agent on the determination date, interest on the Notes shall accrue at such Benchmark rate for the applicable interest period and will not be subject to change during such interest period. There is no assurance that changes in SOFR could not have a material adverse effect on the yield on, value of and market for the Notes.

SOFR differs fundamentally from, and may not be a comparable substitute for, U.S. dollar LIBOR.

In June 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Federal Reserve and FRBNY announced SOFR as its recommended alternative to London interbank offered rate (“LIBOR”) for U.S. dollar obligations. However, because SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, it differs fundamentally from LIBOR. For example, SOFR is a secured overnight rate, while LIBOR is an unsecured rate that represents interbank funding over different maturities. In addition, because SOFR is a transaction-based rate, it is backward-looking, whereas LIBOR is forward-looking. Because of these and other differences, there is no assurance that SOFR will perform in the same way as LIBOR would have performed at any time, and there is no guarantee that it is a comparable substitute for LIBOR.

Any failure of SOFR to gain market acceptance could adversely affect holders of the Notes.

SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered to be a good representation of general funding conditions in the overnight U.S. Treasury repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR to be a comparable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen its market acceptance. Any failure of SOFR to gain market acceptance could adversely affect the yield on, value of and market for the Notes.

The interest rate for the Notes during the applicable floating rate period may be determined based on a rate other than Three-Month Term SOFR.

Under the terms of the Notes, the interest rate on the Notes for each interest period during the applicable floating rate period will be based on Three-Month Term SOFR, a forward-looking term rate for a tenor of three months that will be based on SOFR. Three-Month Term SOFR does not currently exist and is currently being developed under the sponsorship of the ARRC. There is no assurance that the development of Three-Month Term SOFR, or any other forward-looking term rate based on SOFR, will be completed. Uncertainty surrounding the development of forward-looking term rates based on SOFR could have a material adverse effect on the return on, value of and market for the Notes. If, at the commencement of the applicable floating rate period for the Notes, the Relevant Governmental Body (as defined in “Description of Notes” below) has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR, the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or we determine that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible, then the next-available Benchmark Replacement under the benchmark transition provisions will be used to determine the interest rate on the Notes during the applicable floating rate period (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to that next-available Benchmark Replacement).

Under the terms of the Notes, we are expressly authorized to make determinations, decisions or elections with respect to technical, administrative or operational matters that we decide are appropriate to reflect the use of Three-Month Term SOFR as the interest rate basis for the Notes, which are defined in the terms of the Notes as

“Three-Month Term SOFR Conventions.” For example, assuming that a form of Three-Month Term SOFR is developed, it is not currently known how or by whom rates for Three-Month Term SOFR will be published. Accordingly, we will need to determine and to instruct the calculation agent concerning the manner and timing for its determination of the applicable Three-Month Term SOFR during the applicable floating rate period. Our determination and implementation of any Three-Month Term SOFR Conventions could result in adverse consequences to the amount of interest that accrues on the Notes during the applicable floating rate period, which could adversely affect the return on, value of and market for the Notes.

Any Benchmark Replacement may not be the economic equivalent of Three-Month Term SOFR.

Under the benchmark transition provisions of the Notes, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR, then the floating interest rate on the Notes for each interest period during the floating rate period will be determined using the next-available Benchmark Replacement (which may include a related Benchmark Replacement Adjustment). However, the Benchmark Replacement may not be the economic equivalent of Three-Month Term SOFR. For example, Compounded SOFR, the first-available Benchmark Replacement, is the compounded average of the daily SOFR calculated in arrears, while Three-Month Term SOFR is intended to be a forward-looking rate with a tenor of three months. In addition, very limited market precedent exists for securities that use Compounded SOFR as the rate basis, and the method for calculating Compounded SOFR in those precedents varies. Further, the ISDA Fallback Rate, which is another Benchmark Replacement, has not yet been established and may change over time.

The implementation of Benchmark Replacement Conforming Changes could adversely affect holders of the Notes.

Under the benchmark transition provisions of the Notes, if Three-Month Term SOFR has been discontinued or if a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by: (i) the Relevant Governmental Body (such as the ARRC); (ii) ISDA; or (iii) in certain circumstances, us. In addition, the benchmark transition provisions expressly authorize us to make certain changes, which are defined in the terms of the Notes as “Benchmark Replacement Conforming Changes,” with respect to, among other things, the determination of interest periods, and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest that accrues on the Notes during any interest period during the floating rate period, which could adversely affect the yield on, value of and market for the Notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark rate that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark rate that it is replacing.

Also, since SOFR is a relatively new market index, SOFR-linked debt securities likely will have no established trading market when issued, and an established trading market may never develop or may not be very liquid. Market terms for debt securities indexed to SOFR, such as the spread over the index reflected in interest rate provisions, may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-linked debt securities as a result. Similarly, if SOFR does not prove to be widely used in securities similar to the Notes, the trading price of the Notes may be lower than those of debt securities linked to such rates that are more widely used. Debt securities indexed to SOFR (as the Notes will be) may not be able to be sold at all or may not be able to be sold at prices that will provide a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

We or an affiliate of ours will or could have authority to make determinations and elections that could affect the return on, value of and market for the Notes.

Under the terms of the Notes, we may make certain determinations, decisions and elections with respect to the Benchmark rate on the Notes during the floating rate period, including, without limitation, any determination, decision or election required to be made by the calculation agent that the calculation agent fails to make. We will make any such determination, decision or election in our sole discretion, and any such determination, decision or election that we make could affect the amount of interest that accrues on the Notes during any interest period in the floating rate period. If the calculation agent fails, when required, to make a determination that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, or fails, when required, to determine the Benchmark Replacement and Benchmark Replacement Adjustment, then we will make those determinations in our sole discretion. Furthermore, we or an affiliate of ours may assume the duties of calculation agent. We will act as the initial calculation agent and we cannot assure you that we will appoint an independent third-party calculation agent at any time. Any exercise of discretion by us under the terms of the Notes, including, without limitation, any discretion exercised by us or by an affiliate acting as calculation agent, could present a conflict of interest. In making the required determinations, decisions and elections, we or an affiliate of ours acting as calculation agent may have economic interests that are adverse to the interest of the holders of the Notes, and those determinations, decisions or elections could have a material adverse effect on the yield on, value of and market for the Notes. All determinations, decisions or elections by us, or by us or an affiliate acting as calculation agent, under the terms of the Notes will be conclusive and binding absent manifest error.

The Notes may be issued with original issue discount for U.S. federal income tax purposes.

The Notes may be issued with original issue discount for U.S. federal income tax purposes. In such case, holders subject to U.S. federal income taxation, whether on the cash or accrual method of tax accounting, generally would be required to include any amounts representing original issue discount in gross income (as ordinary income) as the original issue discount accrues on a constant yield to maturity basis, in advance of the receipt of cash payments to which such income is attributable. See “Material U.S. Federal Income Tax Considerations.”

Risk Factors Related to the Merger

The unaudited pro forma combined condensed financial information included in this prospectus supplement is preliminary and the actual financial condition and results of operations of the combined company after the Merger may differ materially.

The unaudited pro forma combined condensed financial information in this prospectus supplement is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the Merger been completed on the dates indicated. The unaudited pro forma combined condensed financial information reflects adjustments, which are based upon preliminary estimates, to record the CenterState identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The fair value estimates reflected in this prospectus supplement are preliminary, and final amounts will be based upon the actual consideration and the fair value of the assets and liabilities of CenterState as of the date of the completion of the Merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this prospectus supplement.

As companies operating in the financial services industry, the businesses and operations of each of CenterState, South State and the combined company following the Merger may be adversely affected in numerous and complex ways, including as a result of adverse economic conditions, natural and human disasters or other international or domestic calamities, including the global coronavirus pandemic, which may affect the value of the Notes.

Each of CenterState’s and South State’s businesses and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. Uncertainty about federal fiscal monetary and related policies, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond the control of CenterState, South State and the combined company.

In addition, adverse economic, social and political conditions in the United States and in foreign countries, including adverse conditions resulting from natural disasters, acts of terrorism, outbreaks of hostilities or other domestic or international calamities, epidemics and pandemics, and other matters beyond the control of CenterState, South State and the combined company, and the government policy responses to such conditions, could have an adverse effect on the businesses, financial condition, results of operations and prospects of each of CenterState and South State and the combined company, which in turn may affect the value of the Notes.

For example, the recent global coronavirus outbreak could harm the business, financial condition and results of operations of each of CenterState and South State during the time the Merger is pending and the combined company following the completion of the Merger. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The coronavirus has since spread rapidly to other countries, including the United States, and the World Health Organization formally declared the coronavirus outbreak a pandemic in March 2020. Global health concerns relating to the coronavirus pandemic have been weighing on the macroeconomic environment, leading to lower interest rates, depressed equity market valuations, heightened financial market volatility and significant disruption in banking and other financial activity in the areas in which CenterState and South State operate and in a broad range of industries in which the customers of CenterState and South State operate. The financial performance of each of CenterState and South State generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services that each company offers and whose success it relies on to drive growth, is highly dependent upon the business environment in the primary markets in which it operates and in the United States as a whole. Unfavorable market conditions and uncertainty due to the coronavirus pandemic may result in a deterioration in the credit quality of borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, adverse asset values of the collateral securing loans and an overall material adverse effect on the quality of the loan portfolio of each of CenterState, South State and the combined company following the completion of the Merger. In addition, following the coronavirus outbreak in December 2019 and January 2020, market interest rates have declined significantly. On March 3, 2020, the Federal Open Market Committee (“FOMC”) reduced the target federal funds rate by 50 basis points to 1.00% to 1.25%. Subsequently on March 16, 2020, the FOMC further reduced the target federal funds rate by an additional 100 basis points to 0.00% to 0.25%. These reductions in interest rates, and continued fluctuations in the interest rate environment as a result of changes in monetary policies of the Federal Reserve Board, including in connection with efforts to address the economic fallout from the coronavirus outbreak, could have significant adverse effects on the earnings, financial condition and results of operations of CenterState and South State during the time the Merger is pending and the combined company following the completion of the Merger, which in turn may affect the value of the Notes.

This offering is expected to occur prior to, and is not conditioned upon, the consummation of the Merger. The Notes will not be subject to a special mandatory redemption and, if the Merger is unsuccessful, CenterState will be the continued obligor of the Notes offered herein.

This offering is expected to occur in advance of the consummation of the Merger and is not conditioned upon the consummation of the Merger. If the Merger is completed, South State will become the obligor of the Notes by operation of law. We can provide no assurances that the Merger will occur or that we will realize the intended benefits even if such transaction is completed. Moreover, there will be no special mandatory redemption for the Notes and CenterState will not be required to redeem the Notes if the Merger is not consummated. Further, if the Merger is not consummated, CenterState will be the continued obligor of any and all of its subordinated debt, including the Notes offered herein.

South State and CenterState are or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of the banking business involve a substantial risk of legal liability. South State, CenterState, South State Bank and CenterState Bank have been named or threatened to be named as defendants in various lawsuits arising from their business activities (and in some cases from the activities of companies that they have acquired). In addition, from time to time, South State or CenterState are, or may become, the subject of self-regulatory agency information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, the SEC and law enforcement authorities. For example, CenterState is subject to an ongoing SEC investigation that CenterState believes primarily relates to its EPS calculations. CenterState has been fully cooperating with the SEC in this investigation. The SEC investigation could lead to the institution of civil or administrative proceedings against CenterState as well as against individuals associated with CenterState. Any such proceedings might result in the imposition of monetary fines or other sanctions against the named parties. Resulting sanctions could include remedial measures that might prove costly or disruptive to CenterState’s business. In addition to the risk of fines, sanctions, or monetary judgments, the SEC investigation may cause CenterState to incur significant attorneys’ fees. CenterState believes that its financial statements filed with the SEC in Forms 10-K and 10-Q present fairly, in all material respects, its financial condition, results of operations and cash flows as of or for the periods ending on their respective dates.

The market price of South State common stock after the Merger may be affected by factors different from those affecting the shares of South State common stock or CenterState common stock currently.

In the Merger, holders of CenterState common stock will become holders of South State common stock. South State’s business differs from that of CenterState. Accordingly, the results of operations of the combined company and the market price of South State common stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of CenterState and South State.

CenterState and South State are expected to incur significant costs related to the Merger and integration.

CenterState and South State have incurred and expect to incur certain non-recurring costs associated with the Merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, printing costs and other related costs. Some of these costs are payable by either CenterState or South State regardless of whether or not the Merger is completed.

The combined company is expected to incur substantial costs in connection with the integration of CenterState and South State. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While CenterState and South State have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the Merger, and the amount and timing of such charges are uncertain at present.

Combining CenterState and South State may be more difficult, costly or time consuming than expected and CenterState and South State may fail to realize the anticipated benefits of the Merger.

The success of the Merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of CenterState and South State. To realize the anticipated benefits and cost savings from the Merger, CenterState and South State must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If CenterState and South State are not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the Merger could be less than anticipated, and integration may result in additional unforeseen expenses.

CenterState and South State have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the Merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of CenterState and South State during this transition period and for an undetermined period after completion of the Merger on the combined company.

In addition, the new credit impairment model, the Current Expected Credit Loss, or CECL standard, became effective for interim and annual reporting periods for each of CenterState and South State beginning after December 15, 2019 (effective for the calendar year beginning January 1, 2020). Under the CECL model, CenterState and South State are required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount and certain management judgments over the life of the loan. Management of CenterState and South State have made these judgments independent from one another and such judgments and estimates will be subject to adjustment as part of the integration process which could result in more volatility in the quarterly provision for credit losses and thus, may result in more earnings volatility. Further, if any CECL adjustments made by management of the combined company prove to be incorrect and the allowance for credit losses is inadequate to absorb losses, the earnings and capital of the combined company could be significantly and adversely affected.

The future results of the combined company following the Merger may suffer if the combined company does not effectively manage its expanded operations.

Following the Merger, the size of the business of the combined company will increase significantly beyond the current size of either CenterState’s or South State’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Merger.

The combined company may be unable to retain CenterState or South State personnel successfully after the Merger is completed.

The success of the Merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by CenterState and South State. It is possible that these employees may decide not to remain with CenterState or South State, as applicable, while the Merger is pending or with the combined company after the Merger is consummated. If CenterState or South State are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, CenterState and South State could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating CenterState and South State to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, CenterState and South State may not be able to locate or retain suitable replacements for any key employees who leave either company.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Merger.

Before the Merger and the bank Merger may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve Board, the OCC and other authorities in the United States. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party. These approvals could be delayed or not obtained at all, including due to: an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the Merger or otherwise reduce the anticipated benefits of the Merger if the Merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the Merger. Additionally, the completion of the Merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.

Despite the parties’ commitments to use their reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, under the terms of the merger agreement, neither CenterState nor South State is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the combined company and its subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to South State and its subsidiaries, taken as a whole).

Termination of the merger agreement could negatively affect CenterState or South State.

If the merger agreement is not completed for any reason, including as a result of CenterState shareholders failing to approve the CenterState merger proposal or South State shareholders failing to approve the South State merger proposal or the South State authorized share count proposal, there may be various adverse consequences and CenterState and/or South State may experience negative reactions from the financial markets and from their respective customers and employees. For example, CenterState’s or South State’s businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger. Additionally, if the merger agreement is terminated, the market price of CenterState common stock or South State common stock could decline to the extent that the current market prices reflect a market assumption that the Merger will be completed. If the merger agreement is terminated under certain circumstances, either CenterState or South State may be required to pay a termination fee of $120 million to the other party.

Additionally, each of CenterState and South State has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the Merger. If the Merger is not completed, CenterState and South State would have to pay these expenses without realizing the expected benefits of the Merger.

CenterState and South State will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on CenterState and South State. These uncertainties may impair CenterState’s or South State’s ability to attract, retain and motivate key personnel until the Merger is completed, and could cause customers and others that deal with CenterState or South State to seek to change existing business relationships with CenterState or South State. In addition, subject to certain exceptions, CenterState and South State have agreed to operate their respective businesses in the ordinary course consistent with past practice in all material respects prior to closing, which could cause CenterState or South State to be unable to pursue other beneficial opportunities that may arise prior to the completion of the Merger.

Litigation relating to the Merger has been filed against CenterState, South State and the CenterState board of directors, and additional litigation may be filed against CenterState and the CenterState board of directors and/or South State and the South State board of directors in the future, which could prevent or delay the completion of the Merger or result in the payment of damages.

In connection with the Merger, litigation relating to the Merger has been filed against CenterState, South State and the CenterState board of directors, and it is possible that additional litigation by shareholders of CenterState and/or South State may be filed against CenterState and the CenterState board of directors and/or South State and the South State board of directors in the future. Among other remedies, these shareholders could seek damages and/or to enjoin the Merger or the other transactions contemplated by the merger agreement. The outcome of any litigation is uncertain and any such lawsuits could prevent or delay the completion of the Merger and result in substantial costs to CenterState, South State and the combined company. Any such actions may create uncertainty relating to the Merger and may be costly and distracting to management. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the combined company’s business, financial condition and results of operations.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $            , after deducting the underwriting discount and our estimated offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, which may include, but are not limited to, financing working capital needs.

Our management will have broad discretion in the use of the net proceeds from the sale of the Notes. The foregoing represents our intentions based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions, however, could result in the application of the net proceeds of the offering in a manner other than as described in this prospectus supplement.

CAPITALIZATION

The following table shows our capitalization at March 31, 2020:

(1)	on a consolidated basis;

(2)	on a consolidated basis as adjusted to give effect to the issuance and sale of the Notes in this offering (after deducting the underwriting discount and estimated offering expenses); and

(3)

on a consolidated basis as adjusted to give effect to the issuance and sale of the Notes in this offering (after deducting the underwriting discount and estimated offering expenses) and to give effect to the Merger.

This table should be read in conjunction with the risk factors and the consolidated financial statements and related notes of CenterState and South State for the year ended December 31, 2019 and the quarter ended March 31, 2020, included and incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	As of March 31, 2020
	Actual	As Adjusted		Pro Forma, As Adjusted
	(in thousands, except per share data)
Cash and due from banks	$1,146,691	$		$
LIABILITIES AND STOCKHOLDERS’ EQUITY:
Total deposits	14,121,499		14,121,499		26,491,278
Federal funds purchased and securities sold under agreements to repurchase	337,169		337,169		662,892
Advances from Federal Home Loan Bank and other borrowed funds	211,000		211,000		1,411,101
Corporate debentures	71,356
Interest rate swaps derivatives, at fair value	842,451		842,451		893,695
Other liabilities	142,565		142,565		495,222
Total Liabilities	$15,726,040	$		$

Stockholders’ equity:
Common Stock, $0.01 par value: 200,000,000 shares authorized; 125,173,597 shares issued and outstanding at March 31, 2020	1,241		1,241		176,741
Additional paid-in capital	2,376,637		2,376,637		3,699,470
Retained earnings	435,984		435,984		556,638
Accumulated other comprehensive income	56,390		56,390		9,765
Total stockholders’ equity	2,870,252		2,870,252		4,442,614

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$18,596,292	$		$

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information is based on the separate historical financial statements of South State and CenterState Bank after giving effect to the Merger of CenterState with and into South State pursuant to the terms and conditions of the merger agreement, by and between CenterState and South State, and the issuance of South State common stock in connection therewith, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial information. The unaudited pro forma combined condensed statements of income for the three months ended March 31, 2020 and the year ended December 31, 2019 combine the historical consolidated statements of income of South State and CenterState, giving effect to the Merger as if it had been completed on January 1, 2019. The accompanying unaudited pro forma combined condensed balance sheet as of March 31, 2020 combines the historical consolidated balance sheets of South State and CenterState, giving effect to the Merger as if it had been completed on March 31, 2020.

The following unaudited pro forma combined condensed financial information and related notes are based on and should be read in conjunction with (i) the audited historical consolidated financial statements of South State and the related notes included in South State’s Annual Report on Form 10-K for the year ended December 31, 2019 and the unaudited historical consolidated financial statements of South State and the related notes included in South State’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each of which is incorporated by reference herein and (ii) the historical audited consolidated financial statements of CenterState and the related notes included in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2019 and the unaudited historical consolidated financial statements of CenterState and the related notes included in CenterState’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each of which is incorporated by reference herein. The CenterState historical results reported in the unaudited pro forma combined condensed statement of income for the year ended December 31, 2019, have been adjusted to give effect to CenterState’s acquisition of National Commerce Corporation (“NCC”), which closed on April 1, 2019, as if it had occurred on January 1, 2019.

The historical consolidated financial information has been adjusted in the unaudited pro forma combined condensed financial information to give effect to the pro forma events that are (i) directly related to the Merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma combined condensed statement of income, expected to have a continuing effect on the results of the combined company. The unaudited pro forma combined condensed financial information contained herein does not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the Merger. The following unaudited pro forma combined condensed financial information gives effect to the merger and includes adjustments for the following:

•	certain reclassifications to conform historical financial statement presentations between the companies;

•

application of the acquisition method of accounting under the provisions of topic ASC 805, “Business Combinations,” to reflect merger consideration of approximately $2.2 billion in exchange for 100% of all outstanding shares of CenterState common stock; and

•	transaction costs in connection with the Merger.

Future results may differ materially from the results reflected because of various factors, including those appearing under the caption “Risk Factors” in South State’s and CenterState’s most recently filed Annual Reports on Form 10-K and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K and in the joint proxy statement/prospectus filed by each of South State and CenterState in connection with the Merger. Among other factors, the actual amounts recorded as of the completion of the Merger may differ materially from the information presented in the unaudited pro forma combined condensed financial information as a result of:

•	changes in the trading price for South State common stock;

•	net cash used or generated in South State’s or CenterState’s operations between the signing of the merger agreement and the completion of the Merger;

•

the timing of the completion of the Merger, changes in total Merger-related expenses, and integration costs, including costs associated with systems implementation, severance, and other costs related to exit or disposal activities;

•	other changes in South State’s or CenterState’s net assets that occur prior to the completion of the Merger, which could cause material differences in the information presented below; and

•	changes in the financial results of the combined company.

The risk of such variance is particularly significant with respect to the preliminary purchase price allocation, because such allocation is based, in large part, on the closing price per share of South State common stock as of the closing date. The preliminary purchase price allocation reflected in the unaudited pro forma combined condensed financial information assumes a closing price per share of South State common stock of $58.73, the closing price of South State common stock on March 31, 2020. The financial markets have recently experienced extreme volatility, due in large part to the coronavirus pandemic and its widespread economic impacts. Such volatility has contributed to a significant drop in the trading price of South State common stock and CenterState common stock. Continued financial market volatility, and its effect on the trading prices of South State common stock and CenterState common stock, will largely depend on future developments, which South State and CenterState cannot accurately predict or control, including new information which may emerge concerning the severity of the coronavirus pandemic, the effectiveness or ineffectiveness of governmental and private actions taken to contain or treat the coronavirus pandemic, and reactions by companies, consumers, investors, governmental entities and financial markets to such actions. Particularly given this volatility and uncertainty, the unaudited pro forma combined condensed financial information may not be indicative of and does not purport to represent the combined company’s actual financial condition or results of operations as of the closing date or any future or other date or period.

For the sole purpose of illustrating the effect of various trading prices of South State common stock on certain items of the unaudited pro forma combined condensed financial information of the combined company, the below “Hypothetical Illustration of South State Common Stock Trading Price Impact on Selected March 31, 2020 Pro Forma Financial Information” table sets out the hypothetical value of the total Merger consideration per share of CenterState common stock, goodwill, and shareholders’ equity, based on various hypothetical trading prices of South State common stock. This illustration is intended to show the effect on those measures if the trading price of South State’s common stock as of March 31, 2020 had differed from $58.73 (the actual trading price of South State common stock as of March 31, 2020 and the trading price used to calculate the pro forma purchase price of the merger), with all other information used to create the unaudited pro forma combined condensed financial information included herein. This illustration does not show how the pro forma presentation would have changed if loan, deposit, investment, and other values had been re-assessed as of any other date. Variation in loan, deposit, investment, and other values over time can significantly affect the pro forma presentation, and, as such, the calculations of goodwill and shareholders’ equity at the applicable trading prices set forth below are not necessarily indicative of, and may materially vary from, the combined company’s actual goodwill and shareholders’ equity as of the closing date.

Hypothetical Illustration of South State Common Stock Trading Price Impact on

Selected March 31, 2020 Pro Forma Financial Information

South State Common Stock Trading Price (a)	Total Merger Consideration Per Share of CenterState Common Stock	Goodwill		Shareholders’ Equity
$65.00	$19.69	$1,593,799		$4,678,934
$60.00	$18.18	$1,405,347		$4,490,481
$55.00	$16.66	$1,216,894		$4,302,028
$50.00	$15.14	$1,028,441		$4,113,575
$45.00	$13.62	$1,002,899	(b)	$4,250,945	(b)
$40.00	$12.10	$1,002,899	(b)	$4,439,398	(b)

(a)

Range of South State common stock trading prices is for illustrative purposes only and the actual South State common stock price as of the closing of the merger could fall outside the range set forth in this table.

(b)	At such price, hypothetical goodwill of the merger is less than zero resulting in a purchase accounting gain which is reflected as an increase in shareholders’ equity.

The following unaudited pro forma combined condensed financial information and related notes are being provided for illustrative purposes only and do not purport to represent what the combined company’s actual results of operations or financial position would have been had the merger been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period. The preparation of the unaudited pro forma combined condensed financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined condensed financial statements;

•

South State’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2019, included in South State’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein;

•

South State’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2020, included in South State’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020, which is incorporated by reference herein;

•

CenterState’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2019, included in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein; and

•

CenterState’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2020, included in CenterState’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020, which is incorporated by reference herein.

SOUTH STATE CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value)

	South State Corporation 3/31/2020 (as reported)	CenterState Bank Corporation 3/31/2020 (as reported)	Purchase Acct Adjustments & Reclassifications		Pro Forma 3/31/2020 Combined
ASSETS
Cash and cash equivalents:
Cash and due from banks	259,775	135,338			395,113
Interest-bearing deposits with banks	1,003,061	550,101			1,553,162
Federal funds sold and securities purchased under agreements to resell	—	461,252			461,252

Total cash and cash equivalents	1,262,836	1,146,691	—		2,409,527

Investment securities:
Trading securities, at fair value	—	8,432			8,432
Securities held to maturity	—	195,948	9,510	(h)	205,458
Securities available for sale, at fair value	1,971,195	2,138,442			4,109,637
Other investments	62,994	100,463			163,457

Total investment securities	2,034,189	2,443,285	9,510		4,486,984

Loans held for sale	71,719	188,316			260,035
Loans:
Loans	11,506,890	12,027,231	139,596	(a)	23,673,717
Less allowance for credit losses	(144,785)	(158,733)		(b)	(303,518)

Loans, net	11,362,105	11,868,498	139,596		23,370,199

Other real estate owned (OREO)	12,844	9,942	(1,273)	(c)	21,513
Premises and equipment, net	312,151	329,533	—		641,684
Goodwill	1,002,899	1,204,417	(1,204,417)	(d)	1,357,480
			354,581	(d)
Bank-owned life insurance	233,850	331,713			565,563
Mortgage servicing rights (MSRs)	26,365	4,131			30,496
Other intangible assets	46,809	87,295	(87,295)	(e)	237,687
			190,878	(e)
Deferred tax asset	46,365	37,687	(56,625)	(f),(l)	27,427
Interest rate swap derivatives, at fair value	—	831,891	—		831,891
Other assets	230,779	112,893	—		343,672

Total assets	$16,642,911	$18,596,292	$(655,046)		$34,584,157

	South State Corporation 3/31/2020 (as reported)	CenterState Bank Corporation 3/31/2020 (as reported)	Purchase Acct Adjustments & Reclassifications		Pro Forma 3/31/2020 Combined
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$3,367,422	$4,164,091	$—		$7,531,513
Interest-bearing	8,977,125	9,957,408	25,232	(g)	18,959,765

Total deposits	12,344,547	14,121,499	25,232		26,491,278
Federal funds purchased and securities sold under agreements to repurchase	325,723	337,169	—		662,892
Advances from Federal Home Loan Bank	1,000,101	150,000	—		1,150,101
Other borrowings	315,999	132,356	—		448,355
Interest Rate Swap Derivatives, at fair value	51,244	842,451	—		893,695
Other liabilities	284,254	142,565	89,416	(k)	495,222
			(21,013)	(k)

Total liabilities	14,321,868	15,726,040	93,635		30,141,543

Shareholders’ equity:
Preferred stock — $.01 par value; authorized 10,000,000 shares; no shares issued and outstanding	—	—	—		—
Common stock	83,611	1,241	(1,241)	(i)	176,741
			93,130	(j)
Surplus (APIC)	1,584,322	2,376,637	(2,376,637)	(i)	3,699,470
		—	2,115,148	(j)
Retained earnings	643,345	435,984	(522,691)	(i),(l)	556,638
Accumulated other comprehensive income	9,765	56,390	(56,390)	(i)	9,765

Total shareholders’ equity	2,321,043	2,870,252	(748,681)		4,442,614

Total liabilities and shareholders’ equity	$16,642,911	$18,596,292	$(655,046)		$34,584,157

SOUTH STATE CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	South State Corporation 3/31/2020 (as reported)	CenterState Bank Corporation 3/31/2020 (as reported)	Pro Forma Adjustments		Pro Forma 3/31/2020 Combined
Interest income:
Loans, including fees	$133,034	$160,675	$(3,490	)(2)	$290,219
Investment securities:
Taxable	11,584	12,534	(713	)(3)	23,405
Tax-exempt	1,399	1,737	—		3,136
Federal funds sold and securities purchased under agreements to resell	1,783	1,813			3,596

Total interest income	147,800	176,759	(4,203)		320,356

Interest expense:
Deposits	14,437	19,836	(1,397	)(4)	32,876
Federal funds purchased and securities sold under agreements to repurchase	615	2,573			3,188
Other borrowings	4,735	997	—		5,732

Total interest expense	19,787	23,406	(1,397)		41,796

Net interest income	128,013	153,353	(2,806)		278,560
Provision for credit losses	36,533	44,914			81,447

Net interest income after provision for credit losses	91,480	108,439	(2,806)		197,113

Noninterest income:
Service charges on deposit accounts	12,304	7,522			19,826
Correspondent Banking capital markets revenue	—	27,808			27,808
Bankcard services income	5,837	3,667			9,504
Trust and investment services income	7,389	831			8,220
Mortgage banking income	14,647	10,973			25,620
Securities gains, net	—	—			—
Other	3,955	4,989			8,944

Total noninterest income	44,132	55,790	—		99,922

Noninterest expense:
Salaries and employee benefits	60,978	77,077			138,055
Net occupancy expense	8,170	7,346			15,516
OREO expense and loan related	587	2,002			2,589
Information services expense	9,306	5,617			14,923
Furniture and equipment expense	4,117	4,045			8,162
Bankcard expense	525	1,598			2,123
FDIC assessment and other regulatory charges	2,058	1,807			3,865
Advertising and marketing	814	2,158			2,972
Amortization of intangibles	3,007	4,535	3,274	(5)	10,816
Supplies, printing and postage expense	1,505	2,021			3,526
Professional fees	2,494	2,682			5,176
Merger and branch consolidation related expenses	4,129	3,051			7,180
Other	9,557	8,833			18,390

Total noninterest expense	107,247	122,772	3,274		233,293

	South State Corporation 3/31/2020 (as reported)	CenterState Bank Corporation 3/31/2020 (as reported)	Pro Forma Adjustments			Pro Forma 3/31/2020 Combined
Earnings:
Income before provision for income taxes	28,365	41,457		(6,079)		63,743
Provision for income taxes	4,255	6,025		(1,337	)(8)	8,943

Net income	24,110	35,432		(4,742)		54,800

Earnings attributable to noncontrolling interest	—	—				—
Earnings allocated to participating securities		8				8

Net income attributable to SSB/CSFL	24,110	35,424		(4,742)		54,792

Earnings per common share:
Basic	$0.72	$0.28	$			$0.77

Diluted	$0.71	$0.28	$			$0.77

Dividends per common share	0.47	0.14				0.47

Weighted-average common shares outstanding:
Basic	33,566	124,799		(87,347	)(9)	71,018
Diluted	33,805	125,341		(87,726	)(9)	71,420

SOUTH STATE CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	South State Corporation 12/31/2019 (as reported)	CenterState Bank Corporation 12/31/2019 (as reported)	National Commerce Corporation 3/31/2019(1)	National Commerce Corporation Pro Forma Adjustments (10)		CenterState Bank Corporation 12/31/2019 (Pro Forma)	Pro Forma Adjustments		Pro Forma 12/31/2019 Combined
Interest income:
Loans, including fees	$534,790	$618,125	$49,569	$3,528	(a)	$671,222	$(13,960	)(2)	$1,192,052
Investment securities:
Taxable	39,949	48,432	1,791			50,223	(2,380	)(3)	87,792
Tax-exempt	6,186	6,899	165			7,064	—		13,250
Federal funds sold and securities purchased under agreements to resell	9,902	11,876	842			12,718			22,620

Total interest income	590,827	685,332	52,367	3,528		741,227	(16,340)		1,315,714

Interest expense:
Deposits	65,920	83,099	7,513	(436	)(b)	90,176	(1,703	)(4)	154,393
Federal funds purchased and securities sold under agreements to repurchase	2,627	12,130	79			12,209			14,836
Other borrowings	18,005	4,375	689	(75	)(d)	4,989	—		22,994

Total interest expense	86,552	99,604	8,281	(511)		107,374	(1,703)		192,223

Net interest income	504,275	585,728	44,086	4,039		633,853	(14,637)		1,123,491
Provision for credit losses	12,777	10,585	34			10,619			23,396

Net interest income after provision for credit losses	491,498	575,143	44,052	4,039		623,234	(14,637)		1,100,095

Noninterest income:
Service charges on deposit accounts	51,931	30,168	1,151			31,319			83,250
Correspondent Banking capital markets revenue	—	64,898				64,898			64,898
Bankcard services income	23,504	18,399	1,096			19,495			42,999
Trust and investment services income	29,244	3,161	29			3,190			32,434
Mortgage banking income	17,564	29,553	1,929			31,482			49,046
Securities gains, net	2,711	25	(9)			16			2,727
Other	18,611	19,856	(301)			19,555			38,166

Total noninterest income	143,565	166,060	3,895	—		169,955			313,520

Noninterest expense:
Salaries and employee benefits	234,747	260,234	18,687			278,921			513,668
Net occupancy expense	31,158	28,350	2,801			31,151			62,309
OREO expense and loan related	3,242	4,899	14			4,913			8,155
Information services expense	35,477	19,605	1,738			21,343			56,820
Furniture and equipment expense	16,299	14,438	—			14,438			30,737
Pension plan termination expense	9,526	—	—			—			9,526
Bankcard expense	2,331	5,501	439			5,940			8,271
FDIC assessment and other regulatory charges	4,545	5,048	642			5,690			10,235

	South State Corporation 12/31/2019 (as reported)	CenterState Bank Corporation 12/31/2019 (as reported)	National Commerce Corporation 3/31/2019(1)	National Commerce Corporation Pro Forma Adjustments (10)			CenterState Bank Corporation 12/31/2019 (Pro Forma)	Pro Forma Adjustments			Pro Forma 12/31/2019 Combined
Advertising and marketing	4,309	7,540	76				7,616				11,925
Amortization of intangibles	13,084	16,030	1,363		1,496	(c)	18,889		15,729	(5)	47,702
Supplies, printing and postage expense	5,881	7,201					7,201				13,082
Professional fees	10,325	8,870	428				9,298		15,500	(6)	35,123
Merger and branch consolidation related expenses	4,552	39,257	25,773		(58,867	)(e)	6,163		—	(7)	10,715
Other	29,162	29,934	3,161				33,095		—		62,257

Total noninterest expense	404,638	446,907	55,122		(57,371)		444,658		31,229		880,525

Earnings:
Income before provision for income taxes	230,425	294,296	(7,175)		61,410		348,531		(45,866)		533,090
Provision for income taxes	43,942	67,698	(2,239)		14,126	(f)	79,585		(10,090	)(8)	113,437

Net income	186,483	226,598	(4,936)		47,284		268,946		(35,775)		419,654

Earnings attributable to noncontrolling interest	—	1,202	466		—		1,668				1,668
Earnings allocated to participating securities		88					88				88

Net income attributable to SSB/CSFL	$186,483	$225,308	$(5,402)		$47,284		$267,190		$(35,775)		$417,898

Earnings per common share:
Basic	$5.40	$1.88	$(0.26)	$			$2.08	$			$5.72

Diluted	$5.36	$1.87	$(0.26)	$			$2.07	$			$5.68

Dividends per common share	$1.67	$0.44	$—	$			$0.44	$			$1.67

Weighted-average common shares outstanding:
Basic	34,561	119,747	20,800		(12,338)		128,209		(89,734	)(9)	73,037
Diluted	34,797	120,604	21,159		(12,550)		129,213		(90,436	)(9)	73,574

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of pro forma presentation

The accompanying unaudited pro forma combined condensed financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma combined condensed statement of income for the three months ended March 31, 2020 and for year ended December 31, 2019 combine the historical consolidated statements of income of South State and CenterState, giving effect to the merger as if it had been completed on January 1, 2019. The accompanying unaudited pro forma combined condensed balance sheet as of March 31, 2020 combines the historical consolidated balance sheets of South State and CenterState, giving effect to the merger as if it had been completed on March 31, 2020.

South State’s and CenterState’s historical financial statements were prepared in accordance with GAAP. As discussed in Note 3 and Note 4, certain reclassifications were made to align South State’s and CenterState’s financial statement presentation. South State has not identified all adjustments necessary to conform CenterState’s accounting policies to South State’s accounting policies. Upon completion of the merger, or as more information becomes available, the combined company will perform a more detailed review of CenterState’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when combined, could have a material impact on the combined company’s financial information.

The accompanying unaudited pro forma combined condensed financial statements and related notes were prepared using the acquisition method of accounting under the provisions of ASC 805, with South State considered to be the acquirer of CenterState. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma combined condensed balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of CenterState based upon management’s preliminary estimate of their fair values as of March 31, 2020. South State has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of CenterState assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain CenterState assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma combined condensed financial statements are preliminary and subject to revision based on final determination of fair value.

All dollar amounts presented within these Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements are in thousands of dollars, except per share data, unless otherwise indicated.

Note 2: Preliminary purchase price allocation

The following table summarizes the preliminary purchase price allocation to the estimated fair value of assets and liabilities of CenterState Bank Corporation (in thousands, except per share data):

	Note	Amount
Shares of CenterState common stock outstanding	(i)	124,131,401
Converted price per share of CenterState common stock	(i)	$17.6249

Total pro forma purchase price from common stock		$2,187,800
Stock options converted to South State options		2,932
Performance based equity awards		9,299
Restricted stock awards		8,247

Total pro forma purchase price		$2,208,278

(i)

Under the terms of the merger agreement, holders of CenterState common stock have the right to receive a fixed exchange ratio of 0.3001 shares of South State common stock for each share of CenterState common stock. For purposes of the unaudited pro forma combined condensed balance sheet, the estimated merger consideration is based on the total number of shares of CenterState common stock issued and outstanding as of March 31, 2020 and the closing price per share of South State common stock of $58.73 on March 31, 2020.

The preliminary estimated merger consideration as shown in the table above is allocated to the tangible and intangible assets acquired and liabilities assumed of CenterState based on their preliminary estimated fair values. As mentioned above in Note 1, South State has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the CenterState assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary values. The fair value assessments are preliminary and are based upon available information and certain assumptions, which South State believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the unaudited pro forma combined condensed financial statements.

The following table sets forth a preliminary allocation of the estimated merger consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of CenterState using CenterState’s unaudited consolidated balance sheet as of March 31, 2020:

Preliminary fair value of estimated total merger consideration	$2,208,278
Fair value of assets acquired:
Cash and cash equivalents	$1,146,691
Investment securities	2,452,795
Loans, net	12,312,074
Other real estate owned	8,669
Premises & equipment	329,533
Other intangible assets, CDI	190,878
Bank owned life insurance	331,713
Deferred tax asset, net	(47,896)
Other assets	948,915

Total assets	17,673,372
Fair value of liabilities assumed:
Deposits	14,146,731
Fed Funds purchased and securities sold under repurchase agreement	337,169
Other borrowings	282,356
Other liabilities	1,053,419

Total liabilities	15,819,675
Net assets acquired		1,853,697

Preliminary Pro Forma Goodwill		$354,581

Note 3: Adjustments to the unaudited pro forma combined condensed balance sheet Purchase Accounting Adjustments:

(a)

Adjustment reflects the fair value adjustments based on data as of March 31, 2020 as reflected in CenterState’s 10-Q. Any subsequent changes in the economy, interest rates and in economic forecasts will cause these figures to change significantly.

(b)

The current allowance for credit losses (“ACL”) at CenterState approximates the ACL South State will record for the acquired loans. Approximately $43.0 million of the ACL is attributable to loans identified as Purchased Credit Deteriorated (“PCD”) based on a preliminary analysis and recorded as an adjustment to goodwill. The remaining $115.7 million of ACL is attributable to non-PCD loans and is recorded as provision for credit losses with a deferred tax adjustment of $28.9 million, resulting in a net impact to retained earnings of $86.7 million. This adjustment assumes data as of March 31, 2020 as reflected in CenterState’s 10-Q. Any subsequent changes in the economy, interest rates and in economic forecasts will cause these figures to change significantly.

(c)	Adjustment reflects the fair value adjustments to OREO based on South State’s evaluation of the acquired OREO portfolio.

(d)	Adjustment reflects the reversal of CenterState’s existing goodwill and recording the goodwill generated as a result of the consideration paid being greater than the fair value of net assets acquired.

(e)	Adjustment reflects the reversal of CenterState’s existing core deposit intangible asset and recording of the core deposit intangible of $190.9 million on the acquired core deposit accounts.

(f)	Adjustment reflects the recording of the deferred tax asset generated by the net fair value adjustments (at a rate equal to 25.0352%).

(g)	Adjustment reflects the fair value adjustment on deposits.

(h)	Adjustment reflects the fair value adjustment of the securities portfolio.

(i)	Adjustment reflects the reversal of CenterState’s March 31, 2020 retained earnings, common stock, surplus and AOCI.

(j)	Adjustment reflects the difference in par value of common stock from $0.01 at CenterState to $2.50 at South State and the exchange ratio of 0.3001.

(k)

Adjustment reflects the accrual for CenterState’s estimated direct transaction cost of $89.4 million and the related income tax effect of $21.0 million incurred at closing, including, but not limited to, investment banker, legal fees, personnel costs and system conversion costs.

(l)

Adjustments reflect a deferred tax adjustment of $28.9 million and a net impact to retained earnings of $86.7 million, attributable to the $115.7 million of ACL South State will record for the acquired non-PCD loans.

Note 4: Adjustments to the unaudited pro forma combined condensed statements of income Pro Forma Adjustments:

(1)

On April 1, 2019, CenterState completed its acquisition of NCC. The pro forma adjustments for CenterState’s acquisition of NCC in the unaudited pro forma combined condensed statement of income are necessary to adjust CenterState’s historical results to assume that the transaction had been completed on January 1, 2019.

(2)	Adjusted loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios.

(3)	Adjustment reflects amortization of premium on the fair value mark on held to maturity securities.

(4)	Adjustment reflects the amortization of CD premium based upon the scheduled maturities of the related deposits less amortization previously recorded by CenterState.

(5)	Adjustment reflects the annual amortization of intangibles using sum of years digits over ten (10) years for CDI less amortization recorded by CenterState.

(6)	Adjustment reflects South State’s direct transaction costs.

(7)

South State expects to incur significant merger charges related to contract cancellations, severance, change in control and other merger related charges, however, these are not reflected in these pro forma income statements.

(8)	Adjustment reflects 22.0% assumed effective tax rate on net pro forma adjustments.

(9)	Adjustment reflects exchange ratio of 0.3001 multiplied by the number of outstanding shares of CenterState common stock.

(10)

Pro Forma Adjusting Entries (Income Statements) (dollars are in thousands):	NCC
(a) Preliminary estimate of loan interest accretion	$21,822
(a) Remove existing loan accretion of fair value adjustment	(18,294)
(b) Remove existing time deposit amortization of fair value adjustment	3,077
(b) Time deposits amortization of fair value adjustment at acquisition date	(3,513)
(c) Remove amortization of existing CDI	(4,489)
(c) Amortization of new CDI	5,985
(d) Remove amortization of existing amortization for other borrowings	225
(d) Amortization of new fair value adjustment on other borrowings	(300)
(e) Remove merger related fees	(58,867)
(f) Income tax expense of pro-forma adjustments	14,126

Financial Accounting Standards Board issued Measurement of Credit Losses on Financial Instruments (“ASU No. 2016-13”):

Beginning on January 1, 2020, both South State and CenterState adopted ASU No. 2016-13, or Current Expected Credit Loss (“CECL”), as required. The standard also requires enhanced disclosures. The CECL model is expected to result in earlier recognition of credit losses for loans, investment securities, and purchased financial assets with credit deterioration. For more information on the impact of the adoption of CECL for South State and CenterState, see each of their respective historical consolidated financial statements of each of South State and CenterState filed on their respective Form 10-Q for the three months ended March 31, 2020. Because ASU No. 2016-13 was not in effect in 2019, the unaudited pro forma combined condensed consolidated statements of income for year ending 2019 was not prepared to reflect the accounting under the new standard and therefore the two income statement periods are not comparable. In addition, the provision for loan losses for year ending 2019 would have been different under ASU No. 2016-13.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER COMMON SHARE DATA

The historical per share data for South State common stock and CenterState common stock below has been derived from the audited consolidated financial statements of each of South State and CenterState as of and for the year ended December 31, 2019 and the unaudited consolidated financial statements of each of South State and CenterState as of and for the three months ended March 31, 2020 included in each of South State’s and CenterState’s respective Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

The unaudited pro forma combined per share data set forth below gives effect to the merger and CenterState’s acquisition of NCC as if each had occurred on January 1, 2019, assuming that (x) each outstanding share of NCC common stock had been converted into shares of CenterState common stock based on the exchange ratio of 1.65 shares of CenterState common stock for each share of NCC common stock in CenterState’s acquisition of NCC and (y) each outstanding share of CenterState common stock had been converted into shares of South State common stock based on the exchange ratio of 0.3001 shares of South State common stock for each share of CenterState common stock in the merger. The unaudited pro forma combined per share data has been derived from the audited consolidated financial statements for each of South State and CenterState as of and for the year ended December 31, 2019 and the unaudited consolidated financial statements of each of South State and CenterState as of and for the three months ended March 31, 2020

The unaudited pro forma combined per share data has been derived assuming that the merger is accounted for using the acquisition method of accounting. See the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Information”. Accordingly, the pro forma adjustments reflect the assets and liabilities of the combined company at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.

The unaudited pro forma combined per share data does not purport to represent the actual results of operations that the combined company would have achieved had the merger been completed during the period presented or to project the future results of operations that the combined company may achieve after the merger.

The unaudited pro forma combined per share equivalent data set forth below shows the effect of the merger from the perspective of a holder of CenterState common stock. The information was calculated by multiplying the unaudited pro forma combined per share data by the exchange ratio of 0.3001.

You should read the information below in conjunction with (i) the audited historical consolidated financial statements of South State and the related notes included in South State’s Annual Report on Form 10-K for the year ended December 31, 2019 and the unaudited historical consolidated financial statements of South State and the related notes included in South State’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020, and (ii) the historical audited consolidated financial statements of CenterState and the related notes included in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2019 and the unaudited historical consolidated financial statements of CenterState and the related notes included in CenterState’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

	South State Historical	CenterState Historical	Pro Forma Combined	Equivalent Pro Forma Per Share of CenterState (a)
	(Unaudited)
Comparative per Share Data
Book Value per share
As of March 31, 2020	$69.40	$23.12	$62.84	$18.86
As of December 31, 2019	$70.32	$23.14	$64.62	$19.39
Cash dividends paid
For the three months ended March 31, 2020	$0.47	$0.14	$0.47	$0.14
For the year ended December 31, 2019	$1.67	$0.44	$1.67	$0.50
Basic Earnings
For the three months ended March 31, 2020	$0.72	$0.28	$0.77	$0.23
For the year ended December 31, 2019	$5.40	$1.88	$5.72	$1.72
Diluted Earnings
For the three months ended March 31, 2020	$0.71	$0.28	$0.77	$0.23
For the year ended December 31, 2019	$5.36	$1.87	$5.68	$1.70

(a)

The equivalent pro forma per share amounts of CenterState were calculated by multiplying the pro forma combined amounts by the fixed exchange ratio of 0.3001 shares of South State common stock for each share of CenterState common stock.

DESCRIPTION OF THE NOTES

We will issue the Notes under a Subordinated Debt Indenture between CenterState, as the issuer, and U.S. Bank National Association, as trustee (the “Trustee”), to be dated as of the issue date (the “Base Indenture”), as supplemented by a First Supplemental Indenture between CenterState and the Trustee, to be dated as of the issue date (the “First Supplemental Indenture”). We refer to the Base Indenture, as supplemented by the First Supplemental Indenture, as the “Indenture.” You may request a copy of the Indenture from us as described under “Where You Can Find More Information.” We have summarized the material terms of the Indenture and the Notes below, but the summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture and the Notes. The following description of the terms of the Indenture and the Notes supplements and, to the extent inconsistent therewith, replaces and supersedes the description of the general terms and provisions of the subordinated debt securities in the accompanying prospectus.

You should read the Indenture and the Notes because they, and not this description, define your rights as holders of the Notes. For purposes of this section, references to “CenterState,” “we,” “us” and “our” include only CenterState and not any of its subsidiaries.

General

The Notes will be unsecured and subordinated obligations of CenterState and will be issued as a series of the debt securities under the Indenture in an initial aggregate principal amount of $                     . The Notes are not guaranteed by CenterState Bank or any of our other subsidiaries or affiliates, or any other person. We may, from time to time, without notice to or the consent of the holders of the Notes, create and issue additional notes ranking equally with the Notes and with identical terms in all respects (or in all respects except for the offering price, the payment of interest accruing prior to the issue date of such additional notes or except for the first payment of interest following the issue date of such additional notes); provided, that a separate CUSIP number will be issued for any such additional notes unless such additional notes are fungible with the Notes for U.S. federal income tax purposes, subject to the procedures of the DTC.

The Notes will mature on                        , 2030 (the “Maturity Date”), unless previously redeemed or otherwise accelerated. Payment of principal on the Notes may be accelerated only in the case of certain events of bankruptcy or insolvency. See “— Defaults; Events of Default; Limited Rights of Acceleration.”

Beginning with the interest payment date of                , 2025, and on any interest payment date thereafter, we may, at our option, subject to obtaining the prior approval of the Federal Reserve (or any successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (“Federal Reserve Approval”), redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date. The Notes may not be redeemed by us prior to                 , 2025, except that we may, at our option, subject to Federal Reserve Approval, redeem the Notes in whole, but not in part, prior to maturity upon the occurrence of a “Tax Event” or a “Tier 2 Capital Event” (as such terms are defined in the Indenture) or if we are required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date. Any partial redemption will be made in accordance with the applicable procedures of DTC (as defined below). See “— Redemption.”

The Notes are not convertible into, or exchangeable for, equity securities, other securities or assets of CenterState or its subsidiaries. There is no sinking fund for the Notes. Except as described below under“— Clearance and Settlement,” the Notes will be represented by one or more global certificates deposited with or on behalf of DTC and registered in the name of Cede & Co. or another nominee of DTC. The Notes will be issued and may be transferred only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof in book-entry form only. See “— Clearance and Settlement.”

As a bank holding company, our ability to make payments on the Notes will depend primarily on the receipt of interests and other distributions from CenterState Bank. There are various regulatory restrictions on the ability of CenterState Bank to pay dividends or make other distributions to us. See “Risk Factors — Payments on the Notes will depend on receipt of dividends and distributions from our subsidiaries” and “Risk Factors — Regulatory guidelines may restrict our ability to pay the principal of, and accrued and unpaid interest on, the Notes, regardless of whether we are the subject of an insolvency proceeding” in this prospectus supplement.

Delivery of reports, information and documents (including, without limitation, reports contemplated in this section) to the Trustee is for information purposes only, and the Trustee’s receipt thereof shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including our compliance with covenants under the Indenture and the Notes, as to which the Trustee is entitled to rely exclusively on officers’ certificates.

No recourse will be available for the payment of principal of, or interest on, any Note, for any claim based thereon, or otherwise in respect thereof, against any shareholder, employee, officer or director, as such, past, present or future, of CenterState or any successor entity. Neither the Indenture nor the Notes contain any covenants or restrictions restricting the incurrence of debt, deposits or other liabilities by us or by our subsidiaries. The Indenture and the Notes contain no financial covenants and do not restrict us from paying dividends, selling assets, making investments or issuing or repurchasing other securities, and do not contain any provision that would provide protection to the holders of the Notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization or similar restructuring or any other event involving us or our subsidiaries that may adversely affect our credit quality.

The Notes are not savings accounts, deposits or other obligations of CenterState Bank or any of our non-bank subsidiaries and are not insured or guaranteed by the FDIC or any other governmental agency or public or private insurer. The Notes are solely obligations of CenterState and are neither obligations of, nor guaranteed by, any of our subsidiaries.

We do not intend to apply for the listing of the Notes on any securities exchange or the quotation of the Notes on any quotation system.

Following the completion of the Merger, South State will become the obligor of the Notes by operation of law.

Interest

From and including the date of original issuance to, but excluding,                , 2025 or the date of earlier redemption (the “fixed rate period”), the Notes will bear interest at an initial rate of                % per annum, payable semi-annually in arrears on                        and                of each year (each, a “fixed rate interest payment date”), commencing on                , 2020. The last fixed rate interest payment date for the fixed rate period will be                , 2025.

From and including                , 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus                     basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears on     ,                 ,                and                of each year (each, a “floating rate interest payment date,” and together with the fixed rate interest payment dates, the “interest payment dates”), commencing on                 , 2025. Notwithstanding the foregoing, if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

For the purpose of calculating the interest on the Notes for each interest period during the floating rate period when the Benchmark is Three-Month Term SOFR, “Three-Month Term SOFR” means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any interest period, as determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions. We will act as the initial calculation agent.

The following definitions apply to the foregoing definition of Three-Month Term SOFR: “Benchmark” means, initially, Three-Month Term SOFR; provided that if the calculation agent determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Federal Reserve Bank of New York’s Website” means the website of FRBNY at http://www.newyorkfed.org, or any successor source. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Three-Month Term SOFR, the time determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions, and (2) if the Benchmark is not Three-Month Term SOFR, the time determined by the calculation agent after giving effect to the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve and/or FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or FRBNY or any successor thereto.

“SOFR” means the secured overnight financing rate published by FRBNY, as the administrator of the Benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Term SOFR Administrator” means any entity designated by the Relevant Governmental Body as the administrator of Term SOFR (or a successor administrator).

“Three-Month Term SOFR Conventions” means any determination, decision or election with respect to any technical, administrative or operational matter (including with respect to the manner and timing of the publication of Three-Month Term SOFR, or changes to the definition of “interest period,” timing and frequency of determining Three-Month Term SOFR with respect to each interest period and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the calculation agent decides may be appropriate to reflect the use of Three-Month Term SOFR as the Benchmark in a manner substantially consistent with market practice (or, if the calculation agent decides that adoption of any portion of such market practice is not administratively feasible or if the calculation agent determines that no market practice for the use of Three-Month Term SOFR exists, in such other manner as the calculation agent determines is reasonably necessary).

The terms “Benchmark Replacement Conforming Changes,” “Benchmark Replacement Date,” “Benchmark Replacement,” “Benchmark Replacement Adjustment” and “Benchmark Transition Event” have the meanings set forth below under the heading “Effect of Benchmark Transition Event.”

Notwithstanding the foregoing paragraphs related to the determination of interest, if the calculation agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to Three-Month Term SOFR, then the provisions set forth below under the heading “Effect of Benchmark Transition Event,” which we refer to as the “benchmark transition provisions,” will thereafter apply to all determinations of the interest rate on the Notes for each interest period during the floating rate period. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate on the Notes for each interest period during the floating rate period will be an annual rate equal to the Benchmark Replacement (as defined below) plus         basis points.

Absent manifest error, the calculation agent’s determination of the interest rate for an interest period for the Notes will be binding and conclusive on you, the Trustee and us. The calculation agent’s determination of any interest rate, and its calculation of interest payments for any period, will be maintained on file at the calculation agent’s principal offices and will be made available to any holder of the Notes upon request.

Interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months during the fixed rate period on the basis of a 360-day year and on the basis of the actual number of days elapsed during the floating rate period. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

Interest on the Notes, subject to certain exceptions, will accrue during the applicable interest period. When we use the term “interest period,” we mean the period from and including the immediately preceding interest payment date in respect of which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from and including the date of issuance of the Notes to, but excluding, the applicable interest payment date or the Maturity Date or date of earlier redemption, if applicable. If a fixed rate interest payment date or the Maturity Date falls on a day that is not a business day, then the interest payment or the payment of principal and interest at maturity will be paid on the next succeeding business day, but the payments made on such dates will be treated as being made on the date that the payment was first due and the holders of the Notes will not be entitled to any further interest or other payments. If a floating rate interest payment date falls on a day that is not a business day, then such floating rate interest payment date will be postponed to the next succeeding business day unless such day falls in the next succeeding calendar month, in which case such floating rate interest payment date will be accelerated to the immediately preceding business day, and, in each such case, the amounts payable on such business day will include interest accrued to, but excluding, such business day.

Interest on each Note will be payable to the person in whose name such Note is registered on the fifteenth day immediately preceding the applicable interest payment date, whether or not such day is a business day. Any interest which is payable, but is not punctually paid or duly provided for, on any interest payment date shall cease to be payable to the holder on the relevant record date by virtue of having been a holder on such date, and such defaulted interest may be paid by us to the person in whose name the Notes are registered at the close of business on a special record date for the payment of defaulted interest. However, interest that is paid on the Maturity Date will be paid to the person to whom the principal will be payable. Interest will be payable by wire transfer in immediately available funds in U.S. dollars at the office of the principal paying agent or, at our option in the event the Notes are not represented by Global Notes (as defined below), by check mailed to the address of the person specified for payment in the preceding sentences.

If any of the foregoing provisions concerning the calculation of the interest rate and interest payments during the floating rate period are inconsistent with any of the Three-Month Term SOFR Conventions determined by the calculation agent, then the relevant Three-Month Term SOFR Conventions will apply. Furthermore, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR at any time when any of the Notes are outstanding, then the foregoing provisions concerning the calculation of the interest rate and interest payments during the floating rate period will be modified in accordance with the benchmark transition provisions.

When we use the term “business day,” we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or any place of payment are authorized or required by law, regulation or executive order to close.

Ranking; Subordination

The Notes will be unsecured, subordinated obligations of CenterState. The Notes will rank equal in right of payment and upon our liquidation with any of our future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes and senior in right of payment and upon our liquidation to any of our future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to the

Notes. Our obligation to make any payment on account of the Notes will be subordinated and junior to our Senior Indebtedness (as defined in the Indenture and described below).

The Notes will not be guaranteed by any of our subsidiaries, including CenterState Bank, which is our principal subsidiary. The Notes will be effectively subordinated to our future secured indebtedness to the extent of the value of the collateral securing such indebtedness and structurally subordinated to the existing and future indebtedness of our subsidiaries, including without limitation CenterState Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise, which means that such creditors generally will be paid from those subsidiaries’ assets before holders of the Notes would have any claims to those assets.

The Indenture and the Notes do not limit the amount of Senior Indebtedness, secured indebtedness, or other liabilities having priority over, or ranking equally with, the Notes that we or our subsidiaries may hereafter incur. As of March 31, 2020, on a consolidated basis, the aggregate principal amount of our borrowings totaled approximately $287.5 million, which included approximately $200.0 million that would rank senior to the Notes and $150.0 million of borrowings of our subsidiaries that would be structurally senior to the Notes. As of March 31, 2020, on a pro forma basis to give effect to the Merger, the aggregate principal amount of our borrowings would have totaled approximately $1.6 billion, which would have included approximately $1.4 billion that would rank senior to the Notes and $1.4 billion of borrowings of our subsidiaries that would be structurally senior to the Notes.

“Senior Indebtedness” means, without duplication, the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to CenterState, whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of the following indebtedness of CenterState, whether any such indebtedness exists as of the date of the Indenture or is created, incurred or assumed after such date:

•	all obligations for borrowed money;

•	all obligations evidenced by debentures, debt securities or other similar instruments;

•	all obligations in respect of letters of credit, security purchase facilities or bankers acceptances or similar instruments (or reimbursement obligations with respect thereto);

•	all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business;

•	indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by CenterState;

•

obligations associated with derivative products including, but not limited to, interest rate and currency future or exchange contracts, foreign exchange contracts, swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, options, interest rate future or option contracts, commodity contracts, and similar arrangements;

•	purchase money and similar obligations;

•	obligations to general creditors of CenterState;

•

a deferred obligation of, or any such obligation, directly or indirectly guaranteed by, CenterState which obligation is incurred in connection with the acquisition of any business, properties or assets not evidenced by a note or similar instrument given in connection therewith;

•	interest or obligations in respect of any of the foregoing accruing after the commencement of insolvency or bankruptcy proceedings;

•

all obligations of the type referred to in the foregoing subclauses above of other persons or entities for the payment of which CenterState is responsible or liable as obligor, guarantor or otherwise, whether or not classified as a liability on a balance sheet prepared in accordance with GAAP; and

•	any renewals, amendments, deferrals, supplements, extensions, refundings or replacements of any of the foregoing.

With respect to the Notes, Senior Indebtedness excludes:

•

any such indebtedness, obligation or liability referred to above as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Notes, or ranks pari passu with the Notes;

•	any such indebtedness, obligation or liability which is subordinated to indebtedness of CenterState to substantially the same extent as, or to a greater extent than, the Notes are subordinated;

•	any indebtedness to a subsidiary of CenterState;

•	any trade account payables in the ordinary course of business; and

•	the Notes.

Notwithstanding the foregoing, and for the avoidance of doubt, if the Federal Reserve (or other applicable regulatory agency or authority) promulgates any rule or issues any interpretation that defines general creditor(s), the main purpose of which is to establish criteria for determining whether the subordinated debt of a financial or bank holding company is to be included in its capital, then the term “general creditors” as used in the definition of “Senior Indebtedness” in the Indenture will have the meaning as described in that rule or interpretation.

Upon the liquidation, dissolution, winding up, or reorganization of CenterState, CenterState must pay to the holders of all Senior Indebtedness the full amounts of principal of, premium, interest and any other amounts owing on, that Senior Indebtedness before any payment is made on the Notes. If, after we have made those payments on our Senior Indebtedness there are amounts available for payment on the Notes, then we may make any payment on the Notes.

Because of the subordination provisions and the obligation to pay Senior Indebtedness described above, in the event of insolvency of CenterState, holders of the Notes may recover less ratably than holders of the Senior Indebtedness and other creditors of CenterState. With respect to the assets of a subsidiary of ours, our creditors (including holders of the Notes) are structurally subordinated to the prior claims of creditors of such subsidiary, except to the extent that we may be a creditor with recognized claims against such subsidiary.

Subject to the terms of the Indenture, if the Trustee or any holder of any of the Notes receives any payment or distribution of our assets in contravention of the subordination provisions applicable to the Notes before all Senior Indebtedness is paid in full in cash, property or securities, including by way of set-off or any such payment or distribution that may be payable or deliverable by reason of the payment of any other of our indebtedness being subordinated to the payment of the Notes, then such payment or distribution will be held in trust for the benefit of holders of Senior Indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of Senior Indebtedness of all unpaid Senior Indebtedness.

No Additional Amounts

In the event that any payment on the Notes is subject to withholding of any U.S. federal income tax or other tax or assessment (as a result of a change in law or otherwise), we will not pay additional amounts with respect to such tax or assessment. For a discussion relating to certain U.S. federal income tax consequences of the ownership and disposition of the Notes, see “Material U.S. Federal Income Tax Considerations.”

Redemption

We may, at our option, beginning with the interest payment date of                , 2025, but not prior thereto (except upon the occurrence of certain events specified below), and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the Federal Reserve Approval, at a price equal to 100% of the principal amount of the Notes being redeemed plus interest that is accrued and unpaid to, but excluding, the date of redemption.

The Notes may not otherwise be redeemed prior to the Maturity Date, except that we may also, at our option, redeem the Notes, in whole, but not in part, subject to obtaining the Federal Reserve Approval, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus interest that is accrued and unpaid to, but excluding, the date of redemption, at any time, including before                , 2025, upon the occurrence of:

•

a “Tax Event,” defined in the Indenture to mean the receipt by us of an opinion of independent tax counsel to the effect that as a result of (a) an amendment to or change (including any announced prospective amendment or change) in any law or treaty, or any regulation thereunder, of the United States or any of its political subdivisions or taxing authorities; (b) a judicial decision, administrative action, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an “administrative or judicial action”); or (c) an amendment to or change in any official position with respect to, or any interpretation of, an administrative or judicial action or a law or regulation of the United States that differs from the previously generally accepted position or interpretation, in each case, which change or amendment or challenge becomes effective or which pronouncement, or decision or challenge is announced on or after the original issue date of the Notes, there is more than an insubstantial risk that interest payable by us on the Notes is not, or, within 90 days of the date of such opinion, will not be, deductible by us, in whole or in part, for United States federal income tax purposes;

•

a “Tier 2 Capital Event,” defined in the Indenture to mean our good faith determination that, as a result of (a) any amendment to, or change in, the laws, rules or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the original issue date of the Notes; (b) any proposed change in those laws, rules or regulations that is announced or becomes effective after the original issue date of the Notes; or (c) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules, regulations, policies or guidelines with respect thereto that is announced after the original issue date of the Notes, there is more than an insubstantial risk that we will not be entitled to treat the Notes then outstanding as “Tier 2 Capital” (or its equivalent) for purposes of the capital adequacy rules or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) as then in effect and applicable to us, for so long as any Notes are outstanding; or

•	CenterState becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended.

In the event of any redemption of the Notes, we will deliver or cause to be delivered a notice of redemption (which notice may be conditional in our discretion on one or more conditions precedent, and the redemption date may be delayed until such time as any or all of such conditions have been satisfied or revoked by us if we determine that such conditions will not be satisfied) to each holder of Notes not less than 30 nor more than 60 days prior to the redemption date.

Any partial redemption will be made in accordance with DTC’s applicable procedures among all of the holders of the Notes. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A replacement Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. The Notes are not subject to redemption or prepayment at the option of the holders.

Defaults; Events of Default; Limited Rights of Acceleration

The Notes and Indenture provide for only limited events upon which the principal of the Notes may be accelerated. These events are:

•

pursuant to or within the meaning of any bankruptcy law, we (i) commence a voluntary case, (ii) consent to the entry of an order for relief against us in an involuntary case, (iii) consent to the appointment of a custodian of us or for all or substantially all of our property, (iv) make a general assignment for the benefit of our creditors or (v) are generally unable to pay our debts as they become due;

•

a court of competent jurisdiction enters an order or decree under any bankruptcy law that (i) is for relief against us in an involuntary case, (ii) appoints a custodian for us or for all or substantially all of our property or (iii) orders our liquidation, and the order or decree remains unstayed and in effect for 60 days; or

•	an appointment of a custodian for a Material Subsidiary.

A Material Subsidiary means CenterState Bank or any successor thereof or any of our subsidiaries that is a depository institution and that has consolidated assets equal to 80% or more of our consolidated assets.

If any of the foregoing occurs and is continuing, the principal, premium (if any) and interest in respect of the Notes shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable.

The Notes and Indenture provide for a limited number of other events of default, which do not permit acceleration of the payment of principal, premium (if any) and interest in respect of the Notes, including:

•	our default in the payment of any interest upon the Notes, when such interest becomes due and payable, and continuance of such default for a period of 30 days;

•	our default in the payment of the principal of (or premium, if any on) the Notes with respect to any of the Notes when due, either at maturity, upon redemption, by declaration or otherwise; or

•

our default in the performance, or breach, of any covenant or agreement in the Indenture applicable to us, and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to us by the Trustee or to us and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture.

There is no right of acceleration in the case of a default in the payment of principal of or interest on the Notes or in our nonperformance of any other obligation under the Notes or the Indenture.

If we default in our obligation to pay any interest on the Notes when due and payable and such default continues for a period of 30 days, or if we default in our obligation to pay the principal of (or premium, if any) with respect to any of the Notes when due, either at maturity, upon redemption, by declaration or otherwise, or if we breach any covenant or agreement contained in the Indenture and such breach continues for a period of 90 days after the date on which written notice specifying such failure and requiring us to remedy the same shall have been given to us, then the Trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of Notes of the performance of any covenant or agreement in the Indenture.

The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Notes unless such holders shall have offered to the Trustee indemnity or security satisfactory to it against the costs, expenses and liabilities which may be incurred by it in complying with such request or direction.

Subject to certain provisions, the holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or that may involve the Trustee in personal liability. In addition, the Trustee may take any other action it deems proper that is not inconsistent with any such direction received from the holders of the Notes.

No holder of Notes will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless:

•	such holder has previously given written notice to the Trustee of a continuing event of default with respect to the Notes;

•

the holders of not less than 25% in aggregate principal amount of the outstanding Notes have made written request to the Trustee to institute proceedings in respect of such event of default in its own name as Trustee under the Indenture;

•

such holder or holders have offered to the Trustee reasonable security and indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the Trustee for 60 days after its receipt of such notice, request and offer of reasonable security and indemnity has failed to institute any such proceeding; and

•	no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the holders of a majority in principal amount of the outstanding Notes.

In any event, the Indenture provides that no one or more of such holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other of such holders, or to obtain or to seek to obtain priority or preference over any other of such holders or to enforce any right under the Indenture, except in the manner provided in the Indenture and for the equal and ratable benefit of all holders of Notes.

The Indenture requires the Trustee to notify the holders of the Notes regarding the existence of any default actually known to the Trustee, unless the default has been cured or waived. In addition, in the case of a default in payment of principal of or interest on any Note, the Trustee may withhold notice of a default if and so long as the Trustee and/or responsible officers, the board of directors or certain committees of the board of directors in good faith determines that withholding the notice is in the interests of the holders of the Notes. For purposes of these requirements, a “default” means any event which is, or after notice or lapse of time or both would become, an event of default under the Indenture with respect to the Notes.

We are required to deliver to the Trustee, within 120 days after the end of our fiscal year, commencing in the year during which the Notes are issued under an Indenture, a written statement from our applicable officers regarding whether we have fulfilled all of our obligations under the Indenture throughout the year and specifying any known default and its status.

Modification and Waiver

The Indenture provides that we and the Trustee may modify or amend the Indenture with, or, in certain cases, without the consent of the holders of a majority in principal amount of outstanding Notes; provided, that any modification or amendment may not, without the consent of the holder of each outstanding Note affected thereby:

•	change the stated maturity date of the principal of (or premium, if any), or any installment of principal or interest on, the Notes;

•	reduce the principal amount thereof or the rate or amount of interest thereon;

•

reduce the percentage in principal amount of any outstanding Notes, the consent of whose holders is required to modify or amend the Indenture, for any supplemental indenture, or for any waiver of compliance with certain provisions of the Indenture or certain defaults and the consequences thereof under the Indenture;

•	adversely affect any right to convert or exchange the Notes into any other security, or alter the method of computation of interest;

•	change the Company’s obligation to maintain an office or agency for payment of the Notes and the other matters specified in the Indenture;

•	impair the right to institute suit for the enforcement of any payment of principal of, premium, if any, or interest on the Notes;

•	modify the Base Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes; or

•

modify any of the provisions of the Indenture relating to the execution of supplemental indentures with the consent of holders of the Notes which are discussed herein or modify any provisions relating to the waiver by holders of the Notes of past defaults and covenants, except to increase any required percentage or to provide that other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Note affected thereby.

In addition, the holders of a majority in principal amount of the outstanding Notes may, on behalf of all holders of Notes, waive compliance by us with certain terms, conditions and provisions of the Indenture, as well as any past default and/or the consequences of default, other than any default in the payment of principal or interest or any breach in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding Note.

In addition, we and the Trustee may modify and amend the Indenture without the consent of any holders of Notes for any of the following purposes:

•	to evidence the succession of another person to CenterState as obligor under the Indenture;

•	to add to the covenants of CenterState or events of defaults for the benefit of the holders of the Notes or to surrender any right or power conferred upon CenterState in the Indenture;

•	to provide for uncertificated securities;

•	to establish the form or terms of the Notes and any related coupons;

•	to evidence the acceptance of appointment by a successor trustee;

•	to cure any ambiguity or correct any defect or inconsistency in the Indenture;

•

to add to, change or eliminate any provisions of the Indenture, if the addition, change or elimination becomes effective only when there are no debt securities outstanding of any series created prior to the change or elimination that are entitled to the benefit of the changed or eliminated provision;

•

supplement any provisions of the Indenture necessary to permit or facilitate the defeasance and discharge of the Notes, provided that such action does not adversely affect the interests of the holders of the Notes;

•	to qualify the Indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	to make any change that does not adversely affect the legal rights under the Indenture of any holder of Notes in any material respect; or

•	to comply with the rules or regulations of any securities exchange or automated quotation system on which any of the Notes may be listed or traded.

Not in limitation of the foregoing, without the consent of any holders of Notes, we and the Trustee may amend or supplement the Indenture or the Notes (i) to conform the terms of the Indenture and the Notes to the description of the Notes in this prospectus supplement relating to the offering of the Notes or (ii) to implement any Three-Month Term SOFR Conventions or any benchmark transition provisions after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred (or in anticipation thereof).

The Trustee shall be entitled to receive an officer’s certificate and opinion of counsel confirming that all conditions precedent are satisfied with respect to any supplemental indenture, that such supplemental indenture is authorized and permitted and that such supplemental indenture is the legal, valid and binding obligation of CenterState, enforceable against it in accordance with its terms.

Legal Defeasance and Covenant Defeasance

We may choose to either discharge our obligations under the Indenture and the Notes in a legal defeasance or to release ourselves from certain or all of our covenant restrictions under the Indenture and the Notes in a covenant defeasance. We may do so after we irrevocably deposit with the Trustee for the benefit of the holders of the Notes sufficient cash and/or U.S. government securities to pay the principal of (and premium, if any) and interest and any other sums due on the Maturity Date or a redemption date of the Notes. If we choose the legal defeasance option, the holders of the Notes will not be entitled to the benefits of the Indenture except for certain limited rights, including registration of transfer and exchange of Notes, replacement of lost, stolen or mutilated Notes and the right to receive payments of the principal of (and premium, if any) and interest on such Notes when such payments are due.

We may discharge our obligations under the Indenture or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver to the Trustee an opinion of our legal counsel to the effect that beneficial owners of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, this opinion must be based on either a ruling received from or published by the Internal Revenue Service (the “IRS”) or a change in the applicable federal income tax law after the date hereof. We may not have a default under the Indenture or the Notes on the date of deposit. The discharge may not cause the Trustee to have a conflicting interest for purposes of the Trust Indenture Act and may not result in our becoming an investment company in violation of the Investment Company Act of 1940. The discharge may not violate any of our agreements to which we are a party or by which we are bound.

Any defeasance of the Notes pursuant to the Indenture shall be subject to our obtaining the prior approval of the Federal Reserve and any additional requirements that the Federal Reserve may impose with respect to defeasance of the Notes. Notwithstanding the foregoing, if, due to a change in law, regulation or policy subsequent to the issue date of the Notes the Federal Reserve does not require that defeasance of instruments be subject to Federal Reserve approval in order for the instrument to be accorded Tier 2 capital treatment, then no such approval of the Federal Reserve will be required for such defeasance.

Satisfaction and Discharge

We may discharge our obligations under the Indenture and the Notes (except for certain surviving rights of the Trustee and our obligations in connection therewith) if: (a) all outstanding Notes and all other outstanding notes issued under the Indenture (i) have been delivered for cancellation, or (ii) (1) have become due and payable, (2) will become due and payable at their stated maturity within one year, or (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice and redemption by the Trustee (and each case, we have irrevocably deposited with the Trustee an amount sufficient to pay and discharge the principal of (and premium, if any) and interest on all outstanding Notes and any other sums due on the stated

maturity date or redemption date, as the case may be); (b) we have paid all other sums payable by us under the Indenture; and (c) we have delivered an officer’s certificate and opinion of counsel confirming that all conditions precedent with respect to the satisfaction and discharge of the Indenture have been satisfied.

Consolidation, Merger and Sale of Assets

The Indenture provides that we may not, in a single transaction or a series of related transactions, consolidate with or merge into any other person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person unless:

•

the person formed by such consolidation or into which we are merged or the person which acquires by sale, conveyance or transfer or other disposition, or which leases, all or substantially all of our properties and assets shall be a corporation, partnership or trust, shall be organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Notes and the performance or observance of every other covenant of the Indenture on our part to be performed or observed;

•

immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of CenterState or a subsidiary as a result of such transaction as having been incurred by the CenterState or such subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

•

if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of CenterState would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, CenterState or such successor person, as the case may be, shall take such steps as shall be necessary effectively to secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby; and

•

we have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been complied with.

Further Issues

If no Event of Default has occurred and is continuing with respect to the Notes, we may, from time to time, without notice to or the consent of the holders of the Notes, create and issue additional notes ranking equally with the Notes and with identical terms in all respects (or in all respects except for the offering price, the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such additional notes) in order that such additional notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes, subject to the procedures of the DTC; provided however, that a separate CUSIP number will be issued for any such additional notes unless such additional notes are fungible with the Notes for U.S. federal income tax purposes.

The Trustee may conclusively rely upon certificates, opinions or other documents furnished to it under the Indenture and shall have no responsibility to confirm or investigate the accuracy of mathematical calculations or other facts stated therein. The Trustee shall have no responsibility for monitoring CenterState’s compliance with any of its covenants under the Indenture.

Effect of Benchmark Transition Event

Benchmark Replacement. If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred on or prior to the Reference Time in respect of any determination of the Benchmark on any date, then the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes during the floating rate period in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the calculation agent will have the right to make Benchmark Replacement Conforming Changes from time to time.

Certain Defined Terms. As used herein:

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if (a) the calculation agent cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date or (b) the then-current Benchmark is Three-Month Term SOFR and a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR (in which event no Interpolated Benchmark with respect to Three-Month Term SOFR shall be determined), then

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1)	Compounded SOFR;

(2)

the sum of: (a) the alternate rate that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(3)	the sum of: (a) the ISDA Fallback Rate, and (b) the Benchmark Replacement Adjustment;

(4)

the sum of: (a) the alternate rate that has been selected by the calculation agent as the replacement for the then-current Benchmark for the applicable Corresponding Tenor, giving due consideration to any industry-accepted rate as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time, and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1)

the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by the calculation agent giving due consideration to any industry-accepted spread adjustment or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “interest period,” timing and frequency of determining rates with respect to each interest period and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the calculation agent decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the calculation agent decides that adoption of any portion of such market practice is not administratively feasible or if the calculation agent determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the calculation agent determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)	in the case of clause (1) of the definition of “Benchmark Transition Event,” the relevant Reference Time in respect of any determination;

(2)

in the case of clause (2) or (3) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(3)	in the case of clause (4) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

if the Benchmark is Three-Month Term SOFR, (a) the Relevant Governmental Body has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR, (b) the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or (c) we determine that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible;

(2)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(3)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(4)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by the calculation agent in accordance with:

(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

(2)

if, and to the extent that, the calculation agent determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the calculation agent giving due consideration to any industry-accepted market practice for U.S. dollar-denominated floating rate securities at such time.

For the avoidance of doubt, the calculation of Compounded SOFR shall exclude the Benchmark Replacement Adjustment and the spread of                  basis points per annum.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor, and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

The terms “Federal Reserve Bank of New York’s Website,” “Reference Time,” “Relevant Governmental Body,” “SOFR” and “Term SOFR” have the meanings set forth above under the heading “Interest.”

Determinations and Decisions

We and the calculation agent are expressly authorized to make certain determinations, decisions and elections under the terms of the Notes, including with respect to the use of Three-Month Term SOFR as the Benchmark for the floating rate period and under the benchmark transition provisions. Any determination, decision or election that may be made by us or by the calculation agent under the terms of the Notes, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding on the holders of the Notes and the Trustee absent manifest error;

•	if made by us, will be made in our sole discretion;

•	if made by the calculation agent, will be made after consultation with us, and the calculation agent will not make any such determination, decision or election to which we reasonably object; and

•	notwithstanding anything to the contrary in the Indenture, shall become effective without consent from the holders of the Notes or the Trustee.

If the calculation agent fails to make any determination, decision or election that it is required to make under the terms of the Notes, then we will make that determination, decision or election on the same basis as described above.

Calculation Agent

We will appoint a calculation agent for the Notes prior to the commencement of the floating rate period and will keep a record of such appointment at our principal offices, which will be available to any holder of the Notes upon request. In addition, we or an affiliate of ours may assume the duties of the calculation agent. We will act as the initial calculation agent.

Paying Agent

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices the Notes in non-global form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. Initially, we have appointed the Trustee, at its principal corporate trust office at 100 Wall Street, 6th Floor, New York, New York 10005, as the paying agent for the Notes. We must notify you of changes in the paying agents.

Governing Law

The Indenture provides that the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Tier 2 Capital

The Notes are intended to qualify as Tier 2 capital under the capital adequacy rules established by the Federal Reserve for bank holding companies, as the same may be amended or supplemented from time to time. The rules set forth specific criteria for instruments to qualify as Tier 2 capital. Among other things, the Notes must:

•	be unsecured;

•	have a minimum original maturity of at least five years;

•	be subordinated to our depositors and general creditors;

•

not contain provisions permitting the holders of the Notes to accelerate payment of principal prior to maturity except in the event of receivership, insolvency, liquidation or similar proceedings of a bank holding company or a major bank subsidiary;

•

only be callable after a minimum of five years following issuance, except upon the occurrence of a “Tax Event” or a “Tier 2 Capital Event” (as such terms are defined in the Indenture) or if we are required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, and, in any case, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve; and

•

unless the Federal Reserve authorizes us to do otherwise in writing, not be redeemed or repurchased unless they are replaced with an equivalent amount of other Tier 2 capital instruments or we can demonstrate to the satisfaction of the Federal Reserve that following redemption, we will continue to hold capital commensurate with our risk.

Clearance and Settlement

The Notes will be represented by one or more global certificates, which we refer to individually as a Global Note and collectively as the Global Notes, deposited with or on behalf of DTC and registered in the name of Cede & Co. or another nominee of DTC. The Notes will be available for purchase in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof in book-entry form only. So long as DTC or any successor depositary, which we refer to collectively as the “Depositary,” or its nominee is the registered owner of the Global Notes, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the Notes for all purposes of the Indenture. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may not elect to receive a certificate representing their Notes while the Notes are held by a Depositary. Investors may elect to hold interests in the Global Notes through DTC either directly if they are participants in DTC or indirectly through organizations that are participants in DTC.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Notes, so long as the corresponding securities are represented by Global Notes.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of DTC. Access to the DTC system is also available to others, referred to as indirect participants, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each beneficial owner of securities will be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction.

Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the Depositary to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, who will then forward them to indirect participants or holders. Beneficial owners of securities other than DTC or its nominees will not be recognized by the relevant registrar, transfer agent, paying agent or trustee as registered holders of the securities entitled to the benefits of the Indenture. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of redemption notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. If less than all of the securities of any class are being redeemed, then DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to any securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts securities are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC may discontinue providing its services as securities Depositary with respect to the Notes at any time by giving reasonable notice to the issuer or its agent. Under these circumstances, in the event that a successor securities Depositary is not obtained, certificates for the Notes are required to be printed and delivered. We may decide to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities Depositary). In that event, certificates for the Notes will be printed and delivered to DTC.

As long as DTC or its nominee is the registered owner of the Global Notes, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the Global Notes and all securities represented by these certificates for all purposes under the instruments governing the rights and obligations of holders of such securities. Except in the limited circumstances referred to above, owners of beneficial interests in Global Notes:

•	will not be entitled to have such global security certificates or the securities represented by these certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in global security certificates; and

•

will not be considered to be owners or holders of the global security certificates or any securities represented by these certificates for any purpose under the instruments governing the rights and obligations of holders of such securities.

All redemption proceeds, distributions and interest payments on the securities represented by the Global Notes and all transfers and deliveries of such securities will be made to DTC or its nominee, as the case may be, as the registered holder of the securities. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or its agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the Depositary, the issuer, the Trustee or any of their agents, subject to any statutory or regulatory requirements as may be in effect from time to time.

Payment of redemption proceeds, distributions and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuer or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in Global Notes will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges, redemptions and other matters relating to beneficial interests in Global Notes may be subject to various policies and procedures adopted by DTC from time to time. None of CenterState, the Trustee or any agent for any of them will have any responsibility or liability for any aspect of DTC’s or any direct or indirect participant’s records relating to, or for payments made on account of, beneficial interests in Global Notes, or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the Global Notes among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither CenterState nor the Trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

Because DTC can act only on behalf of direct participants, who in turn act only on behalf of direct or indirect participants, and certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities to pledge them to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the Indenture, only at the direction of one or more participants to whose accounts with DTC the relevant securities are credited.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof.

Trustee

U.S. Bank, National Association, will act as Trustee under the Indenture.

Notices

Any notices required to be given to the holders of the Notes will be given to the Trustee. Notwithstanding any other provision of the Indenture or any Note, where the Indenture or any Note provides for notice of any event or any other communication (including any notice of redemption or repurchase) to a holder of a Note (whether by mail or otherwise), such notice shall be sufficiently given if given to DTC (or its designee) pursuant to the applicable procedures from DTC or its designee, including by electronic mail in accordance with accepted practices at DTC.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of the Notes by (i) employee benefit plans subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, which we refer to as “ERISA”, (ii) plans, individual retirement accounts and other arrangements subject to Section 4975 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, (iii) plans subject to any federal, state, local, non-U.S. or other laws or regulations that are similar to Title I of ERISA or Section 4975 of the Code, which we collectively refer to as “Similar Laws”, and (iv) entities whose underlying assets are considered to include “plan assets” of such employee benefit plans, plans or arrangements (each of which we call a “Plan”).

Each fiduciary of a Plan should consider the fiduciary standards of ERISA or any applicable Similar Laws in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA or any applicable Similar Laws and would be consistent with the documents and instruments governing the Plan.

In addition, Section 406 of ERISA and Section 4975 of the Code prohibit Plans subject to such provisions, which we call “ERISA Plans”, from engaging in certain transactions involving “plan assets” with persons that are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code with respect to the ERISA Plans. A violation of these “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to Similar Laws.

As a result of our business, we and certain of our affiliates may be considered parties in interest or disqualified persons with respect to many ERISA Plans. Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code could arise if the Notes were acquired by an ERISA Plan with respect to which any underwriter or we or any of our affiliates are a party in interest or a disqualified person. For example, if any underwriter or we are a party in interest or disqualified person with respect to an investing ERISA Plan (either directly or, in our case, by reason of our ownership of our subsidiaries), the purchase of any Notes by an ERISA Plan could result in a sale or exchange that is prohibited by Section 406(a)(1)(A) of ERISA and Section 4975(c)(1)(A) of the Code or lending of money or other extension of credit that is prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable exemption (see below).

The U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the Notes. Those class exemptions include:

•	PTCE 96-23 — for certain transactions determined by in-house asset managers;

•	PTCE 95-60 — for certain transactions involving insurance company general accounts;

•	PTCE 91-38 — for certain transactions involving bank collective investment funds;

•	PTCE 90-1 — for certain transactions involving insurance company separate accounts; and

•	PTCE 84-14 — for certain transactions determined by independent qualified professional asset managers.

In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provides an exemption for transactions between an ERISA Plan and a party in interest or disqualified person, provided that the party in interest or disqualified person is not a fiduciary (or an affiliate) who has or exercises any discretionary authority or control with respect to the investment of the ERISA Plan assets involved in the transaction or renders investment advice with respect to those assets, and is a party in interest or disqualified person solely by reason of being a service provider to the ERISA Plan or having a relationship to a service provider to the ERISA Plan and provided, further that the ERISA Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider exemption”). No assurance can be made that any such exemptions will be available, or that all of the conditions of any such exemptions will be satisfied, with respect to transactions involving the Notes.

Because of the possibility that direct or indirect prohibited transactions or violations of Similar Laws could occur as a result of the purchase, holding or disposition of the Notes by a Plan, the Notes may not be purchased by any Plan, or any person investing the assets of any Plan, unless its purchase, holding and disposition of the Notes will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any Similar Laws. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that either:

•	it is not a Plan and is not purchasing the Notes or interest in the Notes on behalf of or with the assets of any Plan; or

•

its purchase, holding and disposition of the Notes or interest in the Notes will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code or a violation of any Similar Laws.

Due to the complexity of these rules and the penalties imposed upon persons involved in non-exempt prohibited transactions, it is important that any person considering the purchase of the Notes on behalf of or with the assets of any Plan consult with its counsel regarding the consequences under ERISA, the Code and any applicable Similar Laws of the acquisition, ownership and disposition of the Notes, whether any exemption would be applicable, and whether all conditions of such exemption would be satisfied such that the acquisition and holding of the Notes by the Plan would be entitled to full exemptive relief thereunder.

Nothing herein shall be construed as, and the sale of the Notes to a Plan is in no respect, a representation or advice by us or the underwriters (or any of our or their affiliates) as to whether any investment in the Notes would meet any or all of the relevant legal requirements with respect to investment by, or is appropriate for, Plans generally or any particular Plan. The foregoing discussion is merely a summary and should not be construed as legal advice or as complete in all relevant respects.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material U.S. federal income tax considerations of the acquisition, ownership and disposition of the Notes we are offering. It is not a complete analysis of all the potential tax considerations relating to the Notes. This summary is based upon the provisions of the Code, Treasury Regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary is limited to beneficial owners (referred to in this summary as holders) of the Notes that purchase the Notes upon their initial issuance at their “ issue price” (i.e., the first price at which a substantial amount of the Notes is sold for cash to investors (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers)) and that will hold the Notes as capital assets within the meaning of Section 1221 of the Code for U.S. federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address any alternative minimum or Medicare contribution tax considerations, nor does it address all U.S. federal income tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	banks, insurance companies, or other financial institutions;

•	real estate investment trusts;

•	regulated investment companies;

•	controlled foreign corporations and their shareholders;

•	passive foreign investment companies and their shareholders;

•	tax-exempt organizations;

•	qualified retirement plans, individual retirement accounts and other deferred compensation arrangements;

•	governmental entities;

•	brokers and dealers in securities;

•	certain U.S. expatriates;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	holders subject to the special tax accounting rules under Section 451 of the Code;

•	persons that will hold the Notes as a position in a hedging transaction, wash sale, straddle, conversion transaction or other risk reduction or synthetic transaction; and

•	entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes or other pass-through entities, or investors in such entities.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are an entity or arrangement classified as a partnership for U.S. federal income tax purposes that will hold Notes or a partner of such a partnership, you are urged to consult your tax advisor regarding the tax consequences of holding the Notes to you.

This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax considerations arising under other U.S. federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

This subsection describes the tax considerations for a “U.S. holder.” You are a “U.S. holder” if you are a beneficial owner of a Note and you are:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States if one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

Payments of interest and original discount on the Notes. The Notes will initially bear interest at a fixed annual rate. Subsequent to the fixed rate period, the Notes will bear interest at the Benchmark Rate, which is expected to be the Three-Month Term SOFR, plus a fixed spread. The Notes should be treated for U.S. federal income tax purposes as variable rate debt instruments that provide for a single fixed rate followed by a single “qualified floating rate.” A qualified floating rate is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated. Under this characterization, payments treated as qualified stated interest on the Notes generally will be taxable to U.S. holders as ordinary interest income at the time such interest payments are accrued or received, depending on the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. Qualified stated interest generally means stated interest that is unconditionally payable in cash at least annually at a single fixed rate, but as discussed below, special rules are applicable to a variable rate debt instrument.

For U.S. federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a debt instrument over its issue price (as defined above) if such excess equals or exceeds a specified de minimis amount (generally 1/4 of 1% of the debt instrument’s stated redemption price at maturity multiplied by the number of complete years to maturity of such debt instrument). The stated redemption price at maturity of a debt instrument is the sum of all payments provided by the debt instrument other than payments of qualified stated interest. A U.S. holder (regardless of its method of tax accounting) will be required to include original issue discount in ordinary income as it accrues in accordance with a constant yield method based on a compounding of interest. Any amounts included in income as original issue discount with respect to a Note will increase a U.S. holder’s adjusted basis in the Note.

Under applicable Treasury Regulations, to determine the amount of qualified stated interest and original issue discount in respect of variable rate debt instruments such as the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the Notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the Notes. The equivalent fixed rate debt instrument for the Notes is constructed in the following fashion: (i) first, the initial fixed rate is replaced with a qualified floating rate such that the fair market value of the Notes as of the Notes’ issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the replacement qualified floating rate rather than the fixed rate, and (ii) second, each qualified floating rate (including the qualified floating rate determined under (i) above) is converted into a fixed rate substitute (which, in each case, generally will be the value of each qualified floating rate as of the issue date of the Notes).

After the equivalent fixed rate debt instrument has been constructed pursuant to the foregoing rules, the amount of qualified stated interest and original issue discount, if any, are determined for the equivalent fixed rate debt instrument by applying the general original issue discount rules to the equivalent fixed rate debt instrument, and a U.S. holder of the Notes will account for such original issue discount, if any, and qualified stated interest as if the U.S. holder held the equivalent fixed rate debt instrument. For each accrual period, appropriate adjustments will be made to the amount of qualified state interest or original issue discount assumed to have been accrued or paid with respect to the equivalent fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Notes during the accrual period.

The Treasury Regulations provide special rules for determining the yield and maturity of a debt instrument, such as the Notes, that provide an issuer with an unconditional option to redeem the instrument at specified times. The Treasury Regulations generally deem an issuer to exercise a redemption option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with original issue discount. If, as of the issue date, the initial fixed rate substitute on the equivalent fixed rate debt instrument (as determined in the manner described above) is equal to or greater than the fixed rate substitute of the floating rate (as determined in the manner described above), the Notes will be presumed not to be redeemed, and the qualified stated interest and original issue discount with respect to the Notes will be calculated as described above. Under such circumstances, the Notes may be issued with original issue discount. If, however, as of the issue date, the initial fixed rate substitute on the equivalent fixed rate debt instrument (as determined in the manner described above) is less than the fixed rate substitute of the floating rate (as determined in the manner described above), the yield on the Notes will be minimized if the Notes are redeemed immediately before the change in the interest rate at the end of the fixed rate period, and, therefore, the Notes will be treated as maturing on such date and issued without original issue discount. This presumption is made solely for purposes of determining whether the Notes are issued with original issue discount for U.S. federal income tax purposes and is not an indication of our intention to redeem or not to redeem the Notes at any time. If, contrary to this presumption, the Notes are not redeemed prior to the change in the interest rate at the end of the fixed rate period, then, solely for original issue discount purposes, the Notes will be deemed to be reissued at their adjusted issue price on the date that they are not redeemed, and therefore as issued without original issue discount.

Sale, exchange, retirement or other taxable disposition. Upon the sale, exchange, retirement or other taxable disposition of a Note, a U.S. holder will recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which will be treated as a payment of interest) and the U.S. holder’s adjusted tax basis in the Note. U.S. holder’s adjusted tax basis in a Note generally will be its cost increased by the amounts of any original issue discount previously included in income by the U.S. holder with respect to the Note and decreased by any payments (other than amounts treated as qualified stated interest received) on the Note. Gain or loss recognized on the disposition of a Note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of the disposition, the U.S. holder’s holding period for the Note is more than one year. Long-term capital gains of non-corporate taxpayers are generally eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

Information reporting and backup withholding. Information returns are required to be filed with the IRS in connection with payments on the Notes and proceeds received from a sale or other disposition of the Notes unless the U.S. holder is an exempt recipient. U.S. holder may also be subject to backup withholding on these payments in respect of the U.S. holder’s Notes unless the U.S. holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules or the U.S. holder provides proof of an applicable exemption. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This subsection describes the tax considerations for a “non-U.S. holder.” You are a “non-U.S. holder” if you are the beneficial owner of a Note that is neither a U.S. holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

Payments of interest. Subject to the discussion under “— Information reporting and backup withholding” and “— FATCA” below, payments of principal and interest on the Notes to a non-U.S. holder generally will be exempt from U.S. federal income or withholding tax if, in the case of the payments of interest:

•	the non-U.S. holder does not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us through stock ownership;

•	the non-U.S. holder certifies under penalties of perjury on IRS Form W-8BEN or, if applicable, W-8BEN-E that the non-U.S. holder is not a United States person; and

•	the non-U.S. holder is not receiving such interest as income effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States.

If a non-U.S. holder cannot satisfy one of the first three requirements described above and interest on the Notes is not exempt from withholding because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s U.S. permanent establishment or fixed base), as described below, payments of interest on the Notes will be subject to withholding tax at a rate of 30%, or the rate specified by an applicable treaty.

Sale, exchange or other taxable disposition. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale, redemption or other taxable disposition of Notes, unless the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s U.S. permanent establishment or fixed base), as described below. However, any proceeds attributable to accrued interest will be treated as described in “— Payments of interest” above.

Income or gain effectively connected with a U.S. trade or business. If interest or gain on the Notes is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by a non-U.S. holder), a non-U.S. holder will generally be taxed in the same manner as a U.S. holder. In this case, a non-U.S. holder will be exempt from the withholding tax on interest discussed above, although a non-U.S. holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. Non-U.S. holders should consult their tax advisors with respect to other U.S. tax consequences of the ownership and disposition of Notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if the non-U.S. holder is a corporation.

Information reporting and backup withholding. Information returns are required to be filed with the IRS in connection with payments of interest on the Notes. Unless the non-U.S. holder complies with certification procedures to establish that the non-U.S. holder is not a United States person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of a note. A non-U.S. holder may be subject to backup withholding on payments on the Notes or on the proceeds from a sale or other disposition of the Notes unless the non-U.S. holder complies with certification procedures to establish that a non-U.S. holder is not a United States person or otherwise establish an exemption. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of interest on the Notes and on payments of gross proceeds of sales or redemptions of the Notes to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles and financial intermediaries) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. However, proposed Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition (other than any amount treated as interest). Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

The discussion of U.S. federal income tax considerations set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Prospective purchasers of the Notes are urged to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of Notes, including the tax consequences under state, local, estate, foreign and other tax laws and the possible effects of changes in U.S. or other tax laws.

UNDERWRITING

We have entered into an underwriting agreement, dated                 , 2020 (the “Underwriting Agreement”), with Keefe, Bruyette & Woods, Inc. and U.S. Bancorp Investments, Inc., who are acting as the representatives of each of the several underwriters named below, with respect to the Notes. Subject to certain conditions, the underwriters have agreed to purchase, severally, the aggregate principal amount of Notes set forth next to their names in the following table:

Underwriters	Principal Amount of Notes
Keefe, Bruyette & Woods, Inc.	$
U.S. Bancorp Investments, Inc.
Total	$

The Underwriting Agreement provides that the obligations of the underwriters to purchase the Notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the Notes if any of the Notes are purchased.

The Notes sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the Notes to selected dealers at the public offering price set forth on the cover of this prospectus supplement less a concession not in excess of                 % of the principal amount per note. After the initial offering, the underwriters may change the offering price and the other selling terms. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Discounts, Commission and Expenses

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering (expressed as a percentage of the principal amount of the Notes offered hereby).

	Per Note		Total
Public offering price(1)		%	$
Underwriting discounts and commissions paid by us		%	$
Proceeds to us, before expenses		%	$

(1)	Plus accrued interest from , 2020, to the date of delivery.

We estimate that our total expenses for this offering, including our reimbursement of the underwriters for their out-of-pocket expenses incurred in connection with this offering, including legal fees and expenses, marketing, syndication and travel expenses, and excluding underwriting discounts and commissions, will be approximately $                . In accordance with FINRA Rule 5110, the underwriters’ reimbursed expenses are deemed underwriting compensation for this offering.

Indemnification

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

No Public Trading Market

There is currently no public trading market for the Notes. In addition, we have not applied and do not intend to apply to list the Notes on any national securities exchange or to have the Notes quoted on an automated dealer quotation system. The underwriters have advised us that they intend to make a market in the Notes. However, the underwriters are not obligated to do so and may discontinue any market-making in the Notes at any time in their sole discretion and without prior notice. Therefore, we cannot assure you that a liquid trading market for the Notes will develop or continue, that you will be able to sell your Notes at a particular time, or that the price that you receive when you sell will be favorable.

No Sale of Similar Securities

We have agreed with the underwriters that for a period of 45 days from the date of the Underwriting Agreement, we and our subsidiaries will not, without the prior consent of the underwriters, offer or sell, or enter into any agreement to sell, any debt securities (excluding deposit obligations) of ours or of our subsidiaries.

Stabilization

In connection with this offering of the Notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue such activities at any time without notice.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus supplement and the accompanying prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or their affiliates.

Other than the prospectus supplement and the accompanying prospectus in electronic format, information on such websites and any information contained in any other website maintained by any of the underwriters or their affiliates is not part of this prospectus supplement or our registration statement of which the related prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters and should not be relied on by investors.

Our Relationships with the Underwriters

The underwriters and their affiliates have engaged, or may in the future engage, in investment banking transactions and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters have received, or may in the future receive, customary fees and commissions for these transactions. Specifically, Keefe, Bruyette & Woods, Inc. is serving as our financial advisor in connection with the Merger. In addition, U.S. Bank National Association, the trustee for the Notes, is an affiliate of U.S. Bancorp Investments, Inc.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade indebtedness and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Matters

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Notes offered by this prospectus supplement in any jurisdiction in which action for that purpose is required. The Notes offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We and the underwriters require that the persons into whose possession this prospectus supplement comes inform themselves about, and observe any restrictions relating to, the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

We expect that delivery of the Notes will be made against payment therefor on or about                 , 2020, which will be the                  business day following the date hereof (such settlement being referred to as “T+            “). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+             , to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area, each a Member State, no offer of the Notes to the public has been or will be made in that Member State, except that offers of the Notes to the public may be made in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Notes shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of the above provisions, the expression “an offer of Notes to the public” in relation to any Notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Notes to be offered so as to enable an investor to decide to purchase or subscribe for any Notes, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This document is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(e) of the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

In the United Kingdom, any investment or investment activity to which this prospectus supplement relates is available only to Relevant Persons and will only be engaged with Relevant Persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment hereto or thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for CenterState by Beth S. DeSimone, Executive Vice President and General Counsel and Davis Polk & Wardwell LLP, New York, New York. As of May 7, 2020, Ms. DeSimone beneficially owned shares of CenterState common stock representing less than 1% of the total outstanding shares of CenterState common stock. Certain legal matters related to the offering will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of CenterState Bank Corporation appearing in CenterState Bank Corporation’s Annual Report on Form 10-K for the year ended December 31, 2019 and the effectiveness of CenterState Bank Corporation’s internal control over financial reporting as of December 31, 2019 have been audited by Crowe LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of South State Corporation as of December 31, 2019 and 2018, and for each of the years in the three (3)-year period ended December 31, 2019 and the effectiveness of internal control over financial reporting as of December 31, 2019 incorporated in this registration statement by reference from South State Corporation’s Annual Report on Form 10-K for the year ended December 31, 2019, have been audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

CenterState Bank Corporation

Common Stock

Preferred Stock

Depositary Shares

Warrants

Stock Purchase Contracts

Units

Debt Securities

We may offer and sell, from time to time, in one or more series, shares of our common stock, shares of our preferred stock, depositary shares, warrants to purchase other securities, stock purchase contracts, units consisting of a combination of two or more of these securities, or debt securities. Each time we offer any securities pursuant to this prospectus, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Our common stock is currently listed for trading on The Nasdaq Global Select Market under the symbol “CSFL.”

There are significant risks associated with an investment in our securities. You should read carefully the risks we describe beginning on page 3 of this prospectus and contained in our annual report on Form 10-K for the year ended December 31, 2019, which is incorporated herein by reference, as well as any risk factors included in, or incorporated by reference into, the applicable prospectus supplement, to read about factors you should consider before buying any securities issued by us.

These securities are unsecured and are not savings accounts, deposits or other obligations of any of our bank and non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated May 8, 2020.

Prospectus

Unless the context requires otherwise, references to “we,” “us,” “our,” “CenterState,” “registrant” or similar terms are to CenterState Bank Corporation and its subsidiaries.

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ABOUT THIS PROSPECTUS

This prospectus is a part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC. Under this shelf registration statement, we may sell, either separately or together, common stock, preferred stock, depositary shares representing interests in preferred stock, warrants, stock purchase contracts, units and debt securities in one or more offerings up to an indeterminate total dollar amount. The preferred stock, warrants, stock purchase contracts and units may be convertible into or exercisable or exchangeable for common or preferred stock or other securities issued by us or equity securities issued by one or more other entities.

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities and the offering. A prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities or to us. The supplement also may add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information” below. We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC website mentioned under the heading “Where You Can Find More Information” below. You should assume that the information contained in this prospectus and any prospectus supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference herein or therein is accurate only as of the date given in the document incorporated by reference.

We have not authorized anyone else to provide you with any information other than that contained or incorporated by reference in this prospectus or the accompanying prospectus supplement or to make any representations other than as contained in this prospectus or the applicable prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

We may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with any agents, to reject, in whole or in part, any of those offers. See “Plan of Distribution” below.

Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of the offering, the compensation of those underwriters and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our reports filed electronically with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

We make available free of charge most of our SEC filings on the investor relations page of our website at http://www.centerstatebanks.com as soon as reasonably practicable after we electronically file these materials with the SEC. You may access these SEC filings on our website. Except for those SEC filings incorporated by reference in this prospectus or the accompanying prospectus supplement, none of the other information on our website is part of this prospectus or the accompanying prospectus supplement or incorporated by reference herein or therein. You may request a copy of these filings, other than an exhibit to a filing (unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address or calling us at the following telephone number:

CenterState Bank Corporation

Attn: William E. Matthews, V

Executive Vice President and Chief Financial Officer

1101 First Street South

Winter Haven, Florida 33880

Telephone: (863) 293-4710

The SEC allows us to “incorporate by reference” much of the information that we file with it, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is an important part of this prospectus and the accompanying prospectus supplement. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus or the accompanying prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus or the accompanying prospectus supplement to the extent that a statement contained in this prospectus or the accompanying prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus or the accompanying prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the accompanying prospectus supplement.

This prospectus and the accompanying prospectus supplement incorporate by reference the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, prior to the termination of the offering of the securities described in this prospectus supplement; provided, however, that we are not incorporating by reference any documents, portions of documents or other information deemed to have been “furnished” and not “filed” with the SEC:

•

our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 27, 2020 (including portions of our Definitive Proxy Statement for our 2020 Annual Meeting of Shareholders filed with the SEC on March 10, 2020, to the extent specifically incorporated by reference in such Form 10-K);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on April 30, 2020;

•	our Current Reports on Form 8-K filed with the SEC on January 16, 2020, January 27, 2020, January 29, 2020, April 23, 2020 (Items 5.07 and 8.01 only), April 28, 2020 and May 8, 2020;

•

the description of our common stock which is contained in our Registration Statement on Form 8-A filed on November 27, 2000, including any amendment or report filed for the purpose of updating such description;

•

the Annual Report of South State Corporation (“South State”) on Form 10-K for the year ended December  31, 2019, filed with the SEC on February  21, 2020, as amended and filed with the SEC on March 6, 2020; and

•	the Quarterly Report of South State on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 4, 2020.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, the documents incorporated by reference or deemed incorporated by reference into this prospectus or the applicable prospectus supplement and any other written or oral statements made by us from time to time may contain forward-looking statements within the meaning of the federal securities laws. These statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control and which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger, (12) a material adverse change in the financial condition of South State or CenterState, (13) general competitive, economic, political and market conditions, (14) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks, including the recent outbreak of a novel strain of coronavirus, a respiratory illness, the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on South State or CenterState and its customers and other constituencies, and (15) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and other factors discussed in filings made by CenterState and South State with the SEC under the Exchange Act.

All forward looking statements attributable to our Company are expressly qualified in their entirety by these cautionary statements. We disclaim any intent or obligation to update these forward looking statements, whether as a result of new information, future events or otherwise. There is no assurance that future results, levels of activity, performance or goals will be achieved.

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CENTERSTATE BANK CORPORATION

Overview

CenterState is a financial holding company incorporated on September 20, 1999 under the laws of the State of Florida. Through our national bank subsidiary, CenterState Bank, N.A. (“Bank” or “CenterState Bank”), we provide a full range of consumer and commercial banking services to individuals, businesses and industries through our headquarters branch in Winter Haven, Florida and, as of March 31, 2020, a 149 bank branch network located throughout Florida, Georgia and Alabama, as well as one loan production office in Florida and one loan production office in Georgia. CenterState is among the largest Florida-based community banking organizations in terms of publicly available deposit data as of June 30, 2019.

We also operate, through our Bank, a correspondent banking and capital markets service division for over 650 small and medium sized community banks throughout the United States. Based primarily in Atlanta, Georgia and Birmingham, Alabama, this division earns commissions on fixed income security sales, fees from hedging services, loan brokerage fees and consulting fees for services related to these activities. The Bank also owns CBI Holding Company, LLC, which in turn owns Corporate Billing, LLC, a transaction-based finance company headquartered in Decatur, Alabama that provides factoring, invoicing, collection and accounts receivable management services to transportation companies and automotive parts and services providers throughout the United States and Canada.

We have grown primarily through a series of acquisitions, starting in June 2000 through 2019. Our most recent acquisitions include:

•	Community Bank of South Florida, Inc., in March 2016, which added approximately $453 million in deposits;

•	Hometown of Homestead Banking Company, in March 2016, which added approximately $253 million in deposits;

•	Platinum Bank Holding Company, in April 2017, which added approximately $520 million in deposits;

•	Gateway Financial Holdings of Florida, Inc. in May 2017, which added approximately $708 million in deposits;

•	HCBF Holding Company, Inc., in January 2018, which added approximately $719 million in deposits;

•	Sunshine Bancorp, Inc., also in January 2018, which added approximately $1.8 billion in deposits;

•	Charter Financial Corporation, in September 2018, which added approximately $1.3 billion in deposits; and

•	National Commerce Corporation, in April 2019, which added approximately $3.5 billion in deposits.

At March 31, 2020 we had total consolidated assets of $18.6 billion, total consolidated loans of $12.0 billion, total consolidated deposits of $14.1 billion, and total consolidated shareholders’ equity of $2.9 billion.

Recent Developments

On January 25, 2020, CenterState entered into a merger agreement with South State, a bank holding company headquartered in Columbia, South Carolina, which engages in the business of banking through South State Bank. South State Bank operates branches throughout South Carolina, North Carolina, Georgia and Virginia. The combined company will operate under the South State Bank name and will trade under the South State ticker symbol “SSB” on the Nasdaq stock market. The company will be headquartered in Winter Haven, Florida and will maintain a significant presence in Columbia and Charleston, South Carolina; Charlotte, North

Carolina; and Atlanta, Georgia. Upon completion of the merger, which is subject to receipt of regulatory and shareholder approvals and other customary closing conditions, the combined company would have had as of March 31, 2020, on a pro forma basis, excluding purchase accounting adjustments, total consolidated assets of approximately $34 billion, total consolidated deposits of $26 billion and total consolidated loans of $24 billion. The merger agreement provides that CenterState will merge with and into South State, with South State as the surviving corporation in a merger of equals. Following the completion of the merger, South State Bank will merge with and into CenterState Bank, with CenterState Bank as the surviving bank in the bank merger, which will adopt the name “South State Bank, National Association.”

Corporate Information

Our common stock is traded on the Nasdaq Global Select Market under the ticker symbol “CSFL.” Our executive offices are located at 1101 First Street South, Winter Haven, Florida 33880. Our telephone number at this address is 863-293-4710 and our website is www.centerstatebank.com. The information on our website is not part of this prospectus.

RISK FACTORS

Investing in our securities involves risk. Before investing in our securities, you should carefully consider all of the information contained or incorporated by reference in this prospectus, the applicable prospectus supplement and the documents incorporated by reference herein and therein as set out in the section entitled “Where You Can Find More Information,” including, in particular, the matters, risks, uncertainties and assumptions described under the caption “Risk Factors” included herein and therein. For information regarding documents incorporated by reference in this prospectus and any prospectus supplement, see “Where You Can Find More Information.”

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities that may be offered under this prospectus as set forth in the applicable prospectus supplement, which may include general corporate purposes.

PLAN OF DISTRIBUTION

We may sell securities offered under this prospectus:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time, or at negotiated prices.

For each type and series of securities offered, the applicable prospectus supplement will set forth the terms of the offering, including, without limitation:

•	the initial public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	the use of proceeds from the sale of the securities to us;

•	any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

•	any discounts or concessions allowed or re-allowed or repaid to dealers; and

•	the securities exchanges on which the securities will be listed, if any.

If we use underwriters in any sale of securities offered under this prospectus, the underwriters will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities in accordance with applicable law.

Underwriters or agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on The Nasdaq Global Select Market, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange.

If we use dealers in any sale of securities offered under this prospectus, the securities will be sold to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. If agents are used in any sale of securities offered under this prospectus, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If securities offered under this prospectus are sold directly, no underwriters, dealers or agents would be involved. We are not making an offer of securities in any state that does not permit such an offer.

Underwriters, dealers and agents that participate in any distribution of securities may be deemed to be underwriters as defined in the Securities Act. Any discounts, commissions or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act. We expect that any agreements we may have with underwriters, dealers and agents will include provisions indemnifying them against certain civil liabilities, including certain liabilities under the Securities Act, or providing for contribution with respect to payments that they may be required to make.

We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the securities offered under this prospectus from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

Sales of securities offered under this prospectus also may be effected by us from time to time in one or more types of transactions (which may include block transactions, special offerings, exchange distributions, secondary distributions or purchases by a broker or dealer) on The Nasdaq Global Select Market or any other national securities exchange or automated trading and quotation system on which our common stock or other securities are listed, in the over-the-counter market, in transactions otherwise than on such exchanges and systems or the over-the-counter market, including negotiated transactions, through options transactions relating to the shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices. Such transactions may or may not involve brokers or dealers. Any shares of our common stock offered under this prospectus will be listed on The Nasdaq Global Select Market, subject to notice of issuance.

Each issue of a new series of preferred stock, depositary shares, warrants, stock purchase contracts, units or debt securities will be a new issue of securities with no established trading market, except as indicated in the applicable prospectus supplement. It has not been established whether the underwriters, if any, of the securities offered under this prospectus will make a market in these securities. If a market in any series of preferred stock, depositary shares, warrants, stock purchase contracts, units or debt securities is made by any such underwriters, such market-making may be discontinued at any time without notice. We can give no assurance as to the liquidity of the trading market of these securities.

In order to facilitate the offering of any of the securities offered under this prospectus, the underwriters with respect to any such offering may, as described in the prospectus supplement, engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on these securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in these securities for their own accounts. In addition, to cover over-allotments or to stabilize the price of these securities or of any other securities, the underwriters may bid for, and purchase, these securities or any other securities in the open market. Finally, in any offering of the securities offered under this prospectus through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these securities in the offering, if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time, all as described in the prospectus supplement.

If so indicated in the applicable prospectus supplement, one or more firms, which we refer to as “remarketing firms,” acting as principals for their own accounts or as agents for us, may offer and sell the securities offered under this prospectus as part of a remarketing upon their purchase, in accordance with their terms. We will identify any remarketing firm, the terms of its agreement, if any, with us and its compensation in the applicable prospectus supplement.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements with us to indemnification by or contribution from us against some civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any person participating in the distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including without limitation Regulation M, which may limit the timing of transactions involving the securities offered under this prospectus. Furthermore,

Regulation M may restrict the ability of any person engaged in the distribution of such securities to engage in market-making activities with respect to the particular securities being distributed. All of the above may affect the marketability of the securities offered under this prospectus and the ability of any person or entity to engage in market-making activities with respect to such securities.

Under the securities law of various states, the securities offered under this prospectus may be sold in those states only through registered or licensed brokers or dealers. In addition, in various states the securities offered under this prospectus may not be offered and sold unless such securities have been registered or qualified for sale in the state or an exemption from such registration or qualification is available and is complied with.

DESCRIPTION OF COMMON STOCK

General

We have 200,000,000 shares of authorized common stock, $0.01 par value per share, of which 124,131,401 shares were outstanding as of March 31, 2020.

Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and any class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets. We may pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Any series of preferred stock upon issuance will have, preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution. Our preferred stock also has such other preferences as currently, or as may be, fixed by our board of directors.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Our common stock is currently listed for trading on The Nasdaq Global Select Market under the symbol “CSFL.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not, and will not be, subject to any liability as shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

Restrictions on Ownership

The federal Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain prior Federal Reserve Board approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all the assets of any bank, or for a merger or consolidation of a bank holding company with another bank holding company. The federal Change in Bank Control Act also requires notice to the regulatory agencies when a person or a company acquires control (as defined in the Change in Bank Control Act) of us. In addition, the Florida Interstate Banking Act requires any “bank holding company,” as defined in such Act, to obtain prior approval of the Florida Office of Financial Regulation before it may (1) merge or consolidate with us; (2) assume direct or indirect ownership or control of (a) more than 25% of our voting shares, if the acquiring company was not a bank holding company prior to such acquisition; (b) more than 5% of our voting shares, if the acquiring company was a bank holding company prior to such acquisition; or (c) all or substantially all of our assets, if the acquiring company was a bank holding company prior to such acquisition; or (3) take any other action that results in the direct or indirect acquisition of control of us, if the acquiring company was a bank holding company prior to such acquisition.

DESCRIPTION OF PREFERRED STOCK

The following outlines the general provisions of the shares of preferred stock, par value $0.01 per share, or “preferred stock,” that we may offer from time to time. The specific terms of a series of preferred stock will be described in the applicable prospectus supplement relating to that series of preferred stock. The following description of the preferred stock and any description of preferred stock in a prospectus supplement is only a summary and is subject to and qualified in its entirety by reference to the articles of amendment to our articles of incorporation relating to the particular series of preferred stock, which we will file with the SEC upon the sale of any series of preferred stock.

General

Under our articles of incorporation, as amended, which we refer to as our articles of incorporation, we have authority to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share.

As of the date of this prospectus, we do not have any shares of preferred stock designated or issued or outstanding. However, the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, will rank prior to our common stock as to dividends and any distribution of our assets.

The five million unissued shares of preferred stock are typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. Except in limited circumstances, our articles of incorporation authorize our board of directors to issue new shares of our common stock or preferred stock without further shareholder action.

Our articles of incorporation give the board of directors authority at any time to provide for the issuance of shares of preferred stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the board of directors. Such authority includes, but not limited to:

•	increasing the number of shares of any preferred series;

•	decreasing the number of shares of a preferred series, but not to a number less than the number of shares outstanding; and

•	determining the rate and manner of payment of dividends payable on shares of such series, liquidation preferences, terms of redemption, conversion ratios, if any, and preemptive rights.

In addition, as described under “Description of Depositary Shares,” we may, instead of offering full shares of any new series of preferred stock, offer depositary shares evidenced by depositary receipts, each representing a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction of a share of preferred stock which each depositary share represents will be set forth in the prospectus supplement relating to such depositary shares.

The prospectus supplement relating to a particular series of preferred stock will contain a description of the specific terms of that series, including, as applicable:

•	the title, designation, number of shares and stated or liquidation value of the preferred stock;

•

the dividend amount or rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accrue;

•	any conversion or exchange rights;

•	whether the preferred stock will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

•	any sinking fund provisions;

•	rights upon liquidation;

•	any voting rights;

•	the exchange or market, if any, where the preferred stock will be listed or traded; and

•	any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our articles of incorporation.

Upon the issuance and payment for shares of preferred stock, the shares will be fully paid and nonassessable. Except as otherwise may be specified in the prospectus supplement relating to a particular series of preferred stock, holders of preferred stock will not have any preemptive or subscription rights to acquire any class or series of our capital stock.

The issuance of additional common stock or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of our common stock will have no preemptive rights with respect to any newly issued stock. Our board of directors could adversely affect the voting powers of holders of our stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of CenterState that the board of directors does not believe to be in the best interest of our shareholders, the board could issue additional preferred stock which could make any such takeover attempt more difficult to complete. Blank check preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill. Our board of directors has not approved any plan to issue preferred stock for this purpose. Our board of directors does not intend to issue any preferred stock except on terms that the board deems to be in the best interests of our company and its shareholders.

Redemption

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option, and may be mandatorily redeemable or convertible. Restrictions, if any, on the repurchase or redemption by us of any series of our preferred stock will be described in the applicable prospectus supplement relating to that series. Generally, any redemption of our preferred stock will be subject to prior Federal Reserve approval. Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

Upon the redemption date of shares of preferred stock called for redemption or upon our earlier call and deposit of the redemption price, all rights of holders of the preferred shares called for redemption will terminate, except for the right to receive the redemption price.

Transfer Agent and Registrar

The transfer agent, registrar, dividend paying agent and depositary, if any, for any preferred stock offering will be stated in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

The following briefly summarizes the general provisions of the depositary shares representing a fraction of a share of preferred stock of a specific series, or “depositary shares,” and depositary receipts (as defined below) that we may issue from time to time and which would be important to holders of depositary receipts. The specific terms of any depositary shares or depositary receipts, including pricing and related terms, will be disclosed in the applicable prospectus supplement. The prospectus supplement will also state whether any of the general provisions summarized below apply or not to the depositary shares or depositary receipts being offered. The following description and any description in a prospectus supplement is a summary only and is subject to, and qualified in its entirety by reference to, the terms and provisions of the deposit agreement(s), which we will file with the SEC in connection with an issuance of depositary shares.

Description of Depositary Shares

We may offer depositary shares evidenced by receipts for such depositary shares, which we sometimes refer to as “depositary receipts.” Each depositary receipt represents a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction of a share of preferred stock which each depositary share represents will be set forth in the applicable prospectus supplement.

We will deposit the shares of any series of preferred stock represented by depositary shares according to the provisions of a deposit agreement to be entered into between us and a bank or trust company, which we will select as our preferred stock depositary, and which may be the same institution that serves as an indenture trustee. The depositary must have its principal office in the United States and have combined capital and surplus of at least $50,000,000. We will name the depositary in the applicable prospectus supplement. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock in proportion to the applicable fraction of a share of preferred stock represented by the depositary share. These rights include dividend, voting, redemption, conversion and liquidation rights. The depositary will send the holders of depositary shares all reports and communications that we deliver to the depositary and which we are required to furnish to the holders of depositary shares. We may issue depositary receipts in temporary, definitive or book-entry form.

Withdrawal of Preferred Stock

A holder of depositary shares may receive the number of whole shares of the series of preferred stock and any money or other property represented by the holder’s depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the surrendered depositary shares exceed the number of depositary shares that represent the number of whole shares of preferred stock the holder wishes to withdraw, then the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Once the holder has withdrawn the preferred stock, the holder will not be entitled to re-deposit such preferred stock under the deposit agreement or to receive depositary shares in exchange for such preferred stock.

Dividends and Other Distributions

Holders of depositary shares of any series will receive their pro rata share of cash dividends or other cash distributions received by the depositary on the preferred stock of that series held by it. Each holder will receive these distributions in proportion to the number of depositary shares owned by the holder. The depositary will distribute only whole United States dollars and cents. The depositary will add any fractional cents not distributed to the next sum received for distribution to record holders of depositary shares. In the event of a non-cash distribution, the depositary will distribute property to the record holders of depositary shares, unless the depositary determines that it is not feasible to make such a distribution. If this occurs, the depositary, with our approval, may sell the property and distribute the net proceeds from the sale to the holders.

Redemption of Depositary Shares

If a series of preferred stock represented by depositary shares is subject to redemption, then we will give the necessary proceeds to the depositary. The depositary will then redeem the depositary shares using the funds it received from us for the preferred stock. The depositary will notify the record holders of the depositary shares to be redeemed not less than 30 days nor more than 60 days before the date fixed for redemption at the holders’ addresses appearing in the depositary’s books. The redemption price per depositary share will be equal to the redemption price payable per share for the applicable series of the preferred stock and any other amounts per share payable with respect to that series of preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. Whenever we redeem shares of a series of preferred stock held by the depositary, the depositary will redeem the depositary shares representing the shares of preferred stock on the same day. If fewer than all the depositary shares of a series are to be redeemed, the depositary shares will be selected by lot, ratably or by such other equitable method as we and the depositary may determine.

Upon and after the redemption of shares of the underlying series of preferred stock, the depositary shares called for redemption will no longer be considered outstanding. Therefore, all rights of holders of the depositary shares will then cease, except that the holders will still be entitled to receive any cash payable upon the redemption and any money or other property to which the holder was entitled at the time of redemption.

Voting Rights

Upon receipt of notice of any meeting at which the holders of preferred stock of the related series are entitled to vote, the depositary will notify holders of depositary shares of the upcoming vote and arrange to deliver our voting materials to the holders. The record date for determining holders of depositary shares that are entitled to vote will be the same as the record date for the related series of preferred stock. The materials the holders will receive will (1) describe the matters to be voted on and (2) explain how the holders, on a certain date, may instruct the depositary to vote the shares of preferred stock underlying the depositary shares. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, to vote the shares as instructed by the holder. We will cooperate with the depositary to enable it to vote as instructed by holders of depositary shares. If any holder does not instruct the depositary how to vote the holder’s shares, the depositary will abstain from voting those shares.

Conversion or Exchange

The depositary will convert or exchange all depositary shares on the same day that the preferred stock underlying the depositary shares is converted or exchanged. In order for the depositary to do so, we will deposit with the depositary any other preferred stock, common stock or other securities into which the preferred stock is to be converted or for which it will be exchanged.

The exchange or conversion rate per depositary share will be equal to the exchange or conversion rate per share of preferred stock, multiplied by the fraction of a share of preferred stock represented by one depositary share. All amounts per depositary share payable by us for dividends that have accrued on the preferred stock to the exchange or conversion date that have not yet been paid shall be paid in appropriate amounts on the depositary shares.

The depositary shares, as such, cannot be converted or exchanged into other preferred stock, common stock, securities of another issuer or any other of our securities or property. Nevertheless, if so specified in the applicable prospectus supplement, a holder of depositary shares may be able to surrender the depositary receipts to the depositary with written instructions asking the depositary to instruct us to convert or exchange the preferred stock represented by the depositary shares into other shares of preferred stock or common stock or to exchange the preferred stock for securities of another issuer. If the depositary shares carry this right, we would agree that, upon the payment of applicable fees and taxes, if any, we will cause the conversion or exchange of the preferred stock using the same procedures as we use for the delivery of preferred stock. If a holder is only converting part of the depositary shares represented by a depositary receipt, new depositary receipts will be issued for any depositary shares that are not converted or exchanged.

Amendment and Termination of the Deposit Agreement

We may agree with the depositary to amend the deposit agreement and the form of depositary receipt without consent of the holder at any time. However, if the amendment adds or increases fees or charges payable by holders of the depositary shares or prejudices an important right of holders, it will only become effective with the approval of holders of at least a majority of the affected depositary shares then outstanding. If an amendment becomes effective, holders are deemed to agree to the amendment and to be bound by the amended deposit agreement if they continue to hold their depositary receipts.

The deposit agreement will automatically terminate if:

•	all outstanding depositary shares have been redeemed and all amounts payable upon redemption have been paid;

•	each share of preferred stock held by the depositary has been converted into or exchanged for common stock, other preferred stock or other securities; or

•	a final distribution in respect of the preferred stock held by the depositary has been made to the holders of depositary receipts in connection with our liquidation, dissolution or winding-up.

We may also terminate the deposit agreement at any time. Upon such event, the depositary will give notice of termination to the holders not less than 30 days before the termination date. Once depositary receipts are surrendered to the depositary, it will send to each holder the number of whole and fractional shares of the series of preferred stock underlying that holder’s depositary receipts, provided that at our election we may pay cash in lieu of fractional shares of preferred stock that may be issuable.

Charges of Depositary and Expenses

We will pay all transfer and other taxes and governmental charges in connection with the establishment of the depositary arrangements. We will pay all charges and fees of the depositary for the initial deposit of the preferred stock, the depositary’s services and redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and the charges that are provided in the deposit agreement to be for the holder’s account.

DESCRIPTION OF WARRANTS

General

We may issue warrants in one or more series to purchase common stock, preferred stock, depositary shares or any combination of these securities. Warrants may be issued independently or together with any underlying securities and may be attached to or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or on behalf of holders or beneficial owners of warrants. The following outlines some of the general terms and provisions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement are not complete and are subject to and qualified in its entirety by reference to the terms and provisions of the warrant agreement, which we will file with the SEC in connection with an issuance of any warrants.

The applicable prospectus supplement will describe the terms of any warrants, including the following, as may be applicable:

•	the title of the warrants;

•	the total number of warrants to be issued;

•	the consideration for which we will issue the warrants, including the applicable currency or currencies;

•	anti-dilution provisions to adjust the number of shares of our common stock or other securities to be delivered upon exercise of the warrants;

•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;

•	the price at which and the currency or currencies in which investors may purchase the underlying securities purchasable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the procedures and conditions relating to the exercise of the warrants;

•	whether the warrants will be in registered or bearer form;

•	information with respect to book-entry registration and transfer procedures, if any;

•	the minimum or maximum amount of warrants which may be exercised at any one time;

•	the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	the date on and after which the warrants and securities issued with the warrants will be separately transferable;

•	a discussion of material United States federal income tax considerations;

•	the identity of the warrant agent; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange, transfer and exercise of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the warrant agent’s corporate trust office or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants exercisable for shares of common stock, preferred stock or depositary shares will not have any rights of holders of the common stock, preferred stock or depositary shares purchasable upon such exercise, including any rights to vote such shares or to receive any distributions or dividends thereon.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. Warrants may be exercised at any time prior to the close of business on the expiration date and in accordance with the procedures set forth in the applicable prospectus supplement. Upon and after the close of business on the expiration date, unexercised warrants will be void and have no further force, effect or value.

Enforceability of Rights; Governing Law

The holders of warrants, without the consent of the warrant agent, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against us to enforce their rights to exercise and receive the securities purchasable upon exercise of their warrants. Unless otherwise stated in the applicable prospectus supplement, each issue of warrants and the applicable warrant agreement will be governed by the laws of the State of Florida.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a fixed or varying number of shares of common stock or preferred stock at a future date or dates. The consideration per share of common stock or preferred stock may be fixed at the time that stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events.

The stock purchase contracts may be issued separately or as a part of units consisting of a stock purchase contract and preferred securities. These contracts, and the holders’ obligations to purchase shares of our common stock or preferred stock under the stock purchase contracts, may be secured by cash, certificates of deposit, U.S. government securities that will mature prior to or simultaneously with the maturity of the equity contract, standby letters of credit from an affiliated U.S. bank that is FDIC-insured or other collateral satisfactory to the Federal Reserve. The stock purchase contracts may require us to make periodic payments to holders of the stock purchase units, or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis.

Any one or more of the above securities, common stock or the stock purchase contracts or other collateral may be pledged as security for the holders’ obligations to purchase or sell, as the case may be, the common stock or preferred stock under the stock purchase contracts.

DESCRIPTION OF UNITS

We may offer two or more of the securities described in this prospectus in the form of a “unit”, including pursuant to a unit agreement. The unit may be transferable only as a whole, or the securities comprising a unit may, as described in the prospectus supplement, be separated and transferred by the holder separately. There may or may not be an active market for units or the underlying securities, and not all the securities comprising a unit may be listed or traded on a securities exchange or market.

DESCRIPTION OF DEBT SECURITIES

The debt securities will constitute either senior or subordinated debt of CenterState. The debt securities that are sold may be exchangeable for and/or convertible into common shares or any of the other securities that may be sold under this prospectus. The debt securities will be issued under one or more separate indentures between us and a designated trustee. We will include in the prospectus supplement relating to any series of senior or subordinated debt securities being offered the specific terms of such series, including the terms, if any, on which a series of senior or subordinated debt securities may be convertible into or exchangeable for other securities. In addition, the material terms of any indenture, which will govern the rights of the holders of our senior or subordinated debt securities will be set forth in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, as to matters governed by Florida law, Beth S. DeSimone, Executive Vice President and General Counsel, and as to matters governed by New York and Delaware law, Davis Polk & Wardwell LLP, will pass upon the validity of the securities on our behalf. As of May 7, 2020, Ms. DeSimone beneficially owned shares of CenterState common stock representing less than 1% of the total outstanding shares of CenterState common stock. Certain legal matters will be passed upon for any underwriters by the counsel to such underwriters specified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of CenterState Bank Corporation appearing in CenterState Bank Corporation’s Annual Report on Form 10-K for the year ended December 31, 2019 and the effectiveness of CenterState Bank Corporation’s internal control over financial reporting as of December 31, 2019 have been audited by Crowe LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of South State Corporation as of December 31, 2019 and 2018, and for each of the years in the three (3)-year period ended December 31, 2019 and the effectiveness of internal control over financial reporting as of December 31, 2019 incorporated in this registration statement by reference from South State Corporation’s Annual Report on Form 10-K for the year ended December 31, 2019, have been audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports of such firm given upon their authority as experts in accounting and auditing.

$

      % Fixed-to-Floating Rate Subordinated Notes due 2030

PRELIMINARY PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Keefe, Bruyette & Woods

                 A Stifel Company

US Bancorp

                         , 2020